As filed with the Securities and Exchange Commission on August 29, 2003.

Registration No. 333-72962

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

PROFESSIONAL VETERINARY PRODUCTS, LTD.

(Exact name of registrant as specified in its charter)

Nebraska	5047	37-1119387
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10077 South 134th Street, Omaha, NE 68138

(402) 331-4440

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

LIONEL L. REILLY, D.V.M.

President and Chief Executive Officer

Professional Veterinary Products, Ltd.

10077 South 134th Street, Omaha, NE 68138

(402) 331-4440

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Richard E. Putnam, Esq.

Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP

1500 Woodmen Tower, Omaha, Nebraska 68102-2068

(402) 636-8254

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as maybe necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

614 Shares

PROFESSIONAL VETERINARY

PRODUCTS, LTD.

COMMON STOCK

Professional Veterinary Products, Ltd. is offering 614 shares of its common stock.

Investing in the common stock involves risks.

See “Risk Factors” beginning on page 3.

PRICE $3,000 A SHARE

	Price to Qualified Shareholders*	Proceeds to Company
Per Share	$3,000	$3,000
Total	$1,842,000	$1,842,000

*	Ownership of common stock is limited to licensed, practicing veterinarians (or businesses comprised of veterinarians). Each veterinarian shareholder is limited to ownership of one share of stock.

There is no trading market for the common stock. The stock’s price is fixed at $3,000 and may not be sold or transferred, except back to the Company at the same $3,000 price.

The Company plans to offer the shares directly to prospective investors through an officer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

September     , 2003

	Page		Page
Prospectus Summary	1	Principal Shareholders	26
Risk Factors	3	Description of Common Stock	27
Forward-Looking Statements	6	Shares are Not Eligible for Future Sale	28
Use of Proceeds	6	Subscription to Company Stock	28
Dividend Policy	7	Legal Matters	29
Capitalization	7	Experts	29
Dilution	7	Additional Information	29
Selected Financial Data	8	Financial Statements	F-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations	10	Exhibit Al (Instruction to Subscribers)	A1-1
Business	18	Exhibit A2 (Purchaser Questionnaire)	A2-1
Management	22	Exhibit A3 (Subscription Agreement)	A3-1

PROSPECTUS SUMMARY

Professional Veterinary Products, Ltd. was organized as a Missouri corporation on August 2, 1982 with the sole purpose of acting as a wholesale buyer of pharmaceuticals, vaccines, supplies, equipment and other items related to the practice of veterinary medicine so that it might sell such items at a reduced cost to its shareholders. Our Company was domesticated in Nebraska on September 22, 1999.

Ownership of stock in our Company is limited to licensed veterinarians (or businesses comprised of veterinarians such as a partnership or corporation). Each veterinarian shareholder is limited to ownership of one share of stock, which is purchased at the fixed price of $3,000. The share of stock may not be sold or transferred, except back to the Company at the same $3,000 price.

Our business purpose has been to provide services and products at competitive prices to assist our shareholders in being more competitive within their practice areas. As part of these cooperative efforts, we annually provide rebates to our shareholders based on their purchases of goods from the Company. Our shareholders place product orders with our offices in Omaha, Nebraska, which are filled from our warehouse facilities in Omaha and York, Pennsylvania and then shipped to our customers. As a wholesaler, we acquire our products from original manufacturers of the products.

We do not manufacture, relabel, or in any other manner alter packaged goods or products. We sell and distribute nearly 18,000 different items designed to meet nearly every veterinary practitioner’s product needs. Both our shareholders’ business and our business continues to change. Continual integration of the large food producing animal producers has changed the method of distribution of animal health products. We are experiencing increasing interest by companion animal veterinarians which has led to more shareholders in the metropolitan areas. As of September 2003, approximately 55% of our business comes from sales of food animal products and approximately 45% of our business comes from sales of companion animal products.

We have never paid dividends on our stock, and we do not anticipate paying any dividends in the near future. We currently intend to use the funds from our sale of shares to repay existing indebtedness. There is no market for our shares. Our Board of Directors is comprised of eight veterinarian shareholders who are elected on staggered terms from eight geographic districts. Our Chief Executive Officer, Dr. Lionel L. Reilly, is also our President and answers directly to the Board of Directors. Dr. Reilly is not a shareholder of the Company.

In 1996 the Company obtained a no-action letter from the Securities and Exchange Commission (SEC) permitting the sale of our shares without registration based on a number of factual representations concerning our Company and common stock. We are a distribution company that historically has sold animal health products principally to veterinarians who own one share of stock. In obtaining this SEC no-action letter, we confirmed that we would not deviate from our previous practice of selling our products primarily to shareholders, limiting any economic benefit received from sales to non-shareholders. While our efforts have continued to be focused on selling products to our shareholders, we determined that it would be beneficial to our shareholders to sell products not only to them, but also to non-shareholders. It is principally this change—the desired expansion of sales of products to non-shareholders which we believe will enhance the benefit of owning our shares—that requires SEC registration. However, even after this change, our shares will continue to have the following unique characteristics:

•	Our shares will continue to be sold for a fixed price of $3,000 per share.

•	Our shares will continue to be redeemed for a fixed price of $3,000 per share. Shareholders may only sell their shares back to the Company. They cannot sell shares to other persons or entities.

•	Only one class of stock will continue to be issued, and each shareholder is limited to ownership of one share of stock.

•	Shares will continue to be issued only to licensed individual veterinarians/veterinary clinics.

The Company’s principal executive office is located at 10077 South 134th Street, Omaha, Nebraska 68138. Its telephone number is (402) 331-4440.

The Offering

Common Stock Offered	614 shares

Common Stock to be outstanding after the offering	2,160 shares, based on 1,546 shares outstanding as of April 30, 2002 and 1,774 shares outstanding as of April 30, 2003.

Price per Share	$3,000 per share, which is fixed in our Articles of Incorporation.

Use of Proceeds	To repay existing indebtedness. See “Use of Proceeds.”

Dividend Policy	We do not anticipate paying cash dividends in the foreseeable future. See “Dividend Policy.”

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus.

Failure to Manage Growth Could Impair Our Business

Our business has grown rapidly. Our revenues increased from $63.5 million in fiscal 1995 to $240 million in fiscal 2002. During that same period we have significantly expanded our operations in the United States. Our number of employees increased by approximately 156 individuals during this period.

It is difficult to manage this rapid growth, and our future success depends on our ability to implement and/or maintain:

•	Sales and marketing programs

•	Customer support programs

•	Current product and service lines

•	Technological support which equals or exceeds our competitors

•	Recruitment and training of new personnel

•	Operational and financial control systems

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand the training of our work force.

If we are not able to manage the rapid growth, there is a risk our customer service quality could deteriorate, which may in turn lead to decreased sales. This could impact our shareholders in two ways – the ability to obtain products from the Company could be negatively affected and the Company’s profits could decrease.

Loss of Key Personnel Could Hurt Our Business

Our future success depends to a significant extent on the skills, experience and efforts of Company President and Chief Executive Officer, Dr. Lionel Reilly, and key members of his staff. The loss of any or all of these individuals could damage our business. The Company has purchased two life insurance policies on the life of Dr. Reilly. Both policies are flexible premium adjustable life insurance policies for $500,000. The Company is the beneficiary of one of the policies and the Lionel Reilly Trust is the beneficiary of the other policy.

In addition, our products and services are specialized in nature. In general only highly qualified and trained individuals have the necessary skills to market our products and provide our services. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time.

There is No Market for Our Stock and the Value of the Stock Will Not Increase

There has been no market for our common stock prior to this offering, and there will be no market after this offering. Sales are limited to licensed veterinarians/veterinary clinics—our common stock will not be sold to anyone else. The price of each share is fixed at $3,000, as provided in our Articles of Incorporation. A share will not increase in value. If a shareholder wishes to redeem his/her share, the shareholder must sell it to the Company and will receive only the amount he or she paid for the share. Shares may not be transferred or sold by a shareholder to anyone other than the Company.

It is Unlikely We Will Pay Dividends

Some investors favor companies that pay dividends, particularly in market downturns. We have never declared or paid any cash dividends on our common stock, and, in fact, our Articles of Incorporation and Bylaws have in the past prohibited the payment of dividends. While the amendments to our Articles of Incorporation and Bylaws approved by the Company shareholders at the Company’s 1999 Annual Meeting do allow the payment of dividends, we currently intend to retain any future earnings for funding growth of our business and therefore we do not currently anticipate paying cash dividends on our common stock in the foreseeable future.

We Rely on Strategic Relationships to Generate Revenue

To be successful, we must establish and maintain strategic relationships with leaders in the manufacturing industry. This is critical to our success because we believe that these relationships will enable us to:

•	Extend the reach of our distribution and services to the various participants in the veterinary industry

•	Obtain specialized expertise

•	Generate revenue

Entering into strategic relationships is complicated because some of our current and future manufacturers are potential strategic partners and these manufacturers may decide to compete with us in the future. In addition, we may not be able to establish relationships with key participants in the veterinary distribution industry if we have established relationships with competitors of these key participants. Consequently, it is important that we are perceived as independent of any particular customer or partner.

Most of our agreements with manufacturers run for one year. We may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain of our products and lose a competitive advantage. Potential competitors could sell products from manufacturers that we fail to continue with and erode our market share.

Performance or Security Problems With Our Systems Could Damage Our Business

Our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures or loss of data. We currently process all our customer transactions and data at our facilities in Omaha, Nebraska. Although we have safeguards for emergencies, including, without limitation, sophisticated back-up systems, the occurrence of a major catastrophic event or other system failure at either of our distribution facilities could interrupt data processing or result in the loss of stored data. Only some of our systems are fully redundant and although we do carry business interruption insurance, it may not be sufficient to compensate us for losses that may occur as a result of system failures.

We Face Significant Competition

The market for veterinary distribution services is intensely competitive, rapidly evolving and subject to rapid technological change. Some of our competitors have comparable product lines, technical experience and financial resources. These organizations may be better known and have more customers than us. We may be unable to compete successfully against these organizations.

Many of our competitors have distribution strategies that directly compete with us. We have many competitors including:

• Walco International, Inc.	• The Butler Company

• Lextron Animal Health, Inc.	• MWI Veterinary Supply Co.

• J. A. Webster, Inc. d/b/a Webster Veterinary Supply

In addition, we expect that companies and others specializing in the veterinary products industry will offer competitive products. Some of our large manufacturers/suppliers may also compete with us through direct marketing and sales of their products.

Changes in the Veterinary Distribution Industry Could Adversely Affect Our Business

The veterinary distribution industry is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products and the Company is subject to regulation, either directly or indirectly, by the US Department of Agriculture, the Food and Drug Administration (FDA) and the Drug Enforcement Administration (DEA). To the extent the political party in power changes, whether in the executive or legislative branch, the regulatory stance these agencies take could change. Our suppliers are subject to regulation by the Department of Agriculture, the FDA and the Environmental Protection Agency, and material changes to the applicable regulations could affect the suppliers ability to manufacture certain products which could adversely impact the Company’s product supply. In addition, some of our customers may rely, in part, on farm and agricultural subsidy programs. Changes in the regulatory positions that impact the availability of funding for such programs could have an adverse impact on our customers’ financial positions which could lead to decreased sales.

These factors affect our purchasing practices and operation of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense.

You May be Forced to Sell Your Shares Back to the Company

As a shareholder, you may be forced to sell your share of stock back to the Company under certain circumstances. In the event of your death, the Company must repurchase your share of stock at the price you paid for such share of stock. Further, in the event that you are no longer qualified to own the Company stock, you must sell the share of stock back to the Company, which will repurchase the share at the price you paid for such share of stock. We also have the option to repurchase our stock if a shareholder owes money to us and fails to make payments by the due date at the price the shareholder paid for the stock.

We May Lack the Funds to Repurchase all the Shares

As a shareholder you are not permitted to sell, assign, or otherwise transfer your share of stock except back to the Company. The shareholder must give the Company written notice of the proposed sale and we will repurchase the share of stock within ninety days of receiving such written notice, at the price the shareholder paid for the share. The Company must also repurchase the share of stock in the event of a shareholder’s death, at the price the shareholder paid for such share of stock. Further, in the event a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. If substantially all the shareholders wish to sell their shares or no longer become qualified to own the Company stock, we will be required to repurchase a large number of shares, which may divert financial resources that would otherwise be used for operations and business.

In addition, if a significant majority of the shareholders want to sell their shares at the same time, there is a risk we would not have enough financial resources to repurchase all outstanding shares within the ninety days. If we lack adequate funds to repurchase all the shares, you would have no other means of selling your interest.

Investors May Fail to Pay the Installment Payments

An investor may choose from two payment plans: (1) one payment for the full $3,000 cost of the share; or (2) three installments of $1,000 each, with the second and third installments due thirty and sixty days after the first installment is paid. It is possible investors may fail to pay all or a portion of the installment payments when due, thereby depriving the Company of the anticipated offering proceeds.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus including the above risk factors section, contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “project,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	Discuss our future expectations

•	Contain projections of our future results of operations or of our financial condition

•	State other “forward-looking” information

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

USE OF PROCEEDS

The net proceeds from the sale of the original offering of 500 shares of common stock, after $166,417 in estimated offering expenses, and assuming the sale of all shares, was estimated at $1,333,583. As of November 30, 2001, we had sold 386 shares of common stock for $1,158,000. Therefore, the net proceeds from the sale of 386 shares was $991,583.

The net proceeds from the sale of the additional offering of 500 shares of common stock, after $51,375 in estimated offering expenses, and assuming the sale of all shares, is estimated at $1,448,625. The net proceeds from the sale of the 614 shares of common stock offered by this combined prospectus, assuming the sale of all shares, after estimated offering expenses, is estimated at $1,790,625. Therefore, the net proceeds from the sale of the combined offering of 1,000 shares of common stock, after $217,792 in estimated offering expenses, and assuming the sale of all shares, is $2,782,208.

As of April 30, 2003, we had sold all 500 shares of common stock registered in the original offering for $1,500,000 and we had sold 114 shares of common stock registered in the additional offering for $342,000. Therefore, the net proceeds from the sale of shares sold as of April 30, 2003, after all estimated offering expenses, is $1,642,208.

We have and intend to continue to use the proceeds from the sale of shares of common stock for the repayment of Company’s obligations to the U.S. Bank National Association which are evidenced by three Promissory Notes and a first and second mortgage on the Company’s Omaha facility.

The Company has a Revolving Promissory Note for $17,500,000 between U.S. Bank and the Company, along with the Company’s subsidiaries ProConn, LLC and Exact Logistics, LLC. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Revolving Promissory Note. The Revolving Promissory Note matures on an annual basis, but is renewable by its terms annually on December 1st of each year. The maximum amount which can be borrowed thereunder is $17,500,000. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. The interest rate on the Revolving Promissory Note is a variable rate based on U.S. Bank reference rate (the LIBOR Rate) plus 2.70%. As of July 31, 2003, the variable interest rate at which the Revolving Promissory Note accrued interest was 3.82%. As of July 31, 2003, the Company had $9,764,792 outstanding on the Revolving Promissory Note.

The Company, ProConn, Exact Logistics and U.S. Bank are also parties to a Term Promissory Note in the amount of $4,000,000 which accrues interest at a fixed rate of 5.77% per annum. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Term Promissory Note. The Term Promissory Note matures June 1, 2008. The payment terms for the Term Promissory Note provide that the Company make interest payments of $614.11 per day from May 12, 2003 through May 31, 2003. Thereafter, the Term Promissory Note is payable in 59 installments of principal and interest in the amount of $76,904.14 which are payable monthly through May 1, 2008. As of June 1, 2008, all unpaid principal and interest are due. The Company may not prepay the Term Promissory Note without the prior written consent of U.S. Bank and the payment of a prepayment fee based on the net present value of the amount of principal to be prepaid. As of July 31, 2003, the Company had $3,954,510 outstanding on the Term Promissory Note.

Both the Term Promissory Note and the Revolving Promissory Note are secured by a first and second mortgage held by US Bank on the Company’s Omaha facility as well as a first security interest on all accounts receivable, inventory, chattel paper, equipment, instruments, investment property, deposit accounts, documents, letter of credit rights, fixtures, all personal property and general intangibles.

In December 1999, U.S. Bank loaned the Company $1,400,000 to finance the Company’s purchase of warehouse equipment and office furniture used to furnish the Omaha facility. The loan is evidenced by a Promissory Note dated December 15, 1999. The note matures January 1, 2005 and accrues interest at a fixed rate of 8.66% per annum The payment terms provide that the Company pay the loan in 60 monthly payments of $29,032.29. As of July 31, 2003, the Company had $486,890 outstanding under this note.

DIVIDEND POLICY

The Company shareholders approved Amended and Restated Articles of Incorporation and Bylaws at the Company’s Annual Meeting held in August, 1999 to permit the Company to pay dividends. Any such payment of dividends would be solely in the discretion of the Board of Directors, and at this time, we do not anticipate that a dividend will be paid in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our business.

CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2003 and as adjusted to reflect the sale of the 614 shares of common stock we are offering and application of the estimated net proceeds from the offering. This table should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus.

	At April 30, 2003
	(in thousands, except per share data)
	Actual	As Adjusted(1)
Short-term debt (including current portion of long term debt)	$18,034	$16,243
Long-term debt (excluding current portion)	4,897	4,897
Stockholders’ equity:
Common stock, $1 par value per share authorized 30,000 shares, 1,774 shares issued and outstanding; and 2,160 shares issued and outstanding as adjusted	2	2
Paid in capital	5,169	6,960
Retained earnings	5,805	5,805
Total stockholders’ equity	10,976	12,767
Total capitalization	103,186	103,186

(1)	As adjusted reflects the issuance of 614 additional shares (Total offering proceeds of $1,842,000 less additional estimated offering costs of $51,375 for net proceeds of $1,790,625).

DILUTION

The price for a share of Company common stock is set in our Articles of Incorporation at $3,000 per share, or such lesser amount as determined by the Board of Directors in its discretion. Therefore, unless the Board of Directors lowers the future price of common stock, an event which we do not currently anticipate occurring, the price will remain at $3,000 per share and there will be no dilution of existing shareholders’ interests. The book value per share as of April 30, 2003 was $6,187. This value was derived by dividing the $10,976,000 stockholders’ equity as of April 30, 2003 by the 1,774 shares outstanding as of April 30, 2003. The price for a share of common stock may not be increased without an amendment to our Articles of Incorporation.

SELECTED FINANCIAL DATA

The following table presents selected financial data for the Company for each of the years in the five-year period ended July 31, 2002 and for the nine-month periods ended April 30, 2003 and 2002. The financial data for the period ended July 31, 2002 and April 30, 2003 is consolidated and includes accounts of Exact Logistics, LLC and ProConn, LLC from December 6, 2000, the date the Company became the sole member of Exact Logistics, LLC and ProConn, LLC. The historical selected financial data are derived from the Company’s Financial Statements included elsewhere in this prospectus and should be read in conjunction with those financial statements and notes thereto. All amounts are in thousands except per share data. No cash dividends were declared.

	At the Year Ended July 31,					At the Nine Months Ended April 30 (unaudited)
	1998	1999	2000	2001	2002	2003	2002
		(Restated)	(Restated)	(Restated)			(Restated)
For the Year:
Net sales and other revenues	92,546	120,536	176,275	197,523	239,922	217,886	177,766
Operating income	258	11	1,410	1,320	2,143	4,632	2,749
Net income	102	141	547	387	1,109	2,801	1,563
Basic income per share:
Operating income	257.63	9.57	1,109.40	912.08	1,386.41	2,715	1,776
Net Income	101.44	128.52	430.55	267.58	717.14	1,642	1,010
Basic common shares outstanding used in the calculation	1,001	1,095	1,271	1,447	1,546	1,706	1,547

At Year End:
Total assets	20,008	28,358	59,612	50,737	68,634	103,186	79,246

Total long-term obligations	1,225	—	6,013	5,565	5,076	4,897	5,203

SELECTED FINANCIAL DATA
 (continued)

The following table presents selected financial data for the Company for each of the quarters in the two-year period ended July 31, 2002. The financial data for the period ended July 31, 2002 is consolidated and includes accounts of Exact Logistics, LLC and ProConn, LLC from December 6, 2000, the date the Company became the sole member of Exact Logistics, LLC and ProConn, LLC. The historical selected financial data are derived from the Company’s Financial Statements included elsewhere in this prospectus and should be read in conjunction with those financial statements and notes thereto. All amounts are in thousand except per share data.

	Quarters Ended				Year Ended July 31, 2001
	October 31, 2000	January 31, 2001	April 30, 2001	July 31, 2001
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenues	$49,755	46,345	50,774	50,648	197,523
Gross profit	3,500	3,698	3,751	4,914	15,863
Operating income	697	19	(120)	724	1,320
Net income	254	(148)	(82)	363	387
Net income per share	$183.00	(104.39)	(56.33)	240.23	267.58
Weighted average common shares outstanding	1,388	1,420	1,465	1,515	1,447

	Quarters Ended				Year Ended July 31, 2002
	October 31, 2001	January 31, 2002	April 30, 2002	July 31, 2002
	(Restated)	(Restated)	(Restated)
Revenues	$59,153	$55,483	$63,131	$62,155	$239,922
Gross profit	4,336	4,308	6,425	5,002	20,071
Operating income	738	418	1,626	(639)	2,143
Net income	342	110	1,112	(455)	1,109
Net income per share	222.40	70.43	717.93	(293.83)	717.14
Weighted average common shares outstanding	1,536	1,557	1,548	1,544	1,546

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those indicated in such forward-looking statements. The following discussion of the financial condition and results of our operations should be read in conjunction with the Financial Statements and related notes thereto included elsewhere in this prospectus.

Overview

The Company was chartered on August 2, 1982 as a Missouri corporation. Since January 1, 1983 the Company has operated from various facilities in Omaha, Nebraska. The Company shareholders approved Amended and Restated Articles of Incorporation at the Company’s Annual Meeting held in August, 1999 to permit the Company to become a Nebraska corporation. The Company surrendered its Missouri charter and became a Nebraska corporation on September 22, 1999. The Company’s fiscal year begins on August 1 and concludes on July 31 of the following year.

The Company is one of the largest distributors of animal health products to veterinarians who practice food producing animal medicine in the United States. The Company was founded in 1982 by veterinarians whose primary interests were “food animal” related. The changing trends of veterinary medicine has resulted in a gradual shift toward the sale of more “companion animal” products which accounts for nearly 45% of revenues.

The Company’s revenues have increased from $63.5 million in fiscal year 1995 to $240 million in fiscal year 2002. To date, sales to non-shareholders have had a minimal impact on the Company’s net income.

We expect the trend of increases in sales to continue as we continue to increase the number and type of customer accounts. We will continue our strategy of supporting the food producing animal veterinarian with a broad range of products and value-added services. However, sales in the food producing animal sector are subject to very low margins. In view of the increasing maturity of the food producing animal market, the Company must continue to look for future growth in the companion animal sector.

Historically companion animal product related transactions have enjoyed higher margins than sales of food producing animal products. However, as competition increases in the companion animal sector it is likely that margins will begin to erode. We believe there is likely to be consolidation of the many small privately owned veterinary clinics, which will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

There are two major types of transactions that affect the flow of products to the Company’s customers. Traditional “buy/sell” transactions account for a significant majority of the Company’s business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, invoiced to the customer, followed by payment from the customer to the Company. There are a few product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product. The manufacturer retains title in accordance with the distribution agreements for these products. Within these agreements the manufacturer determines if any promotional funds or rebates will be given to the Company. Animal health manufacturers create and implement sales promotions for the products they manufacture for the veterinarian. These promotions reward the veterinarian for their purchase of certain products or volume of products. The Company submits the relevant purchase data to the manufacturer. The Company is paid or reimbursed by the manufacturer, and the veterinarian receives value pursuant to the terms of the promotion. The “consignment” transactions account for approximately six percent (6%) of the Company’s business. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products but the value of the product is not included in the inventory for accounting purposes.

A second transaction model used by the Company is termed the “agency agreement”. Under this approach, the Company receives orders for products from its customer. The Company transmits the order to the manufacturer who then picks, packs, ships, invoices and collects payment from the customer. The Company receives a commission payment for soliciting the order as well as other customer service activities. The Company’s operating expenses associated with this type of sale may be lower than the traditional buy/sell transaction. Agency selling allows the manufacturer and the Company to immediately react to market conditions. This arrangement allows the manufacturer to establish and standardize price of its products in the market. This current information often is used by the Company and the various manufacturers to develop data based marketing programs.

The mode of selling products to veterinarians is dictated by the manufacturer. Recently, there has been a slight shift away from agency agreements in favor or the traditional buy/sell transactional business model.

Product returns from our customers and to our suppliers occur in the ordinary course of business. The Company extends to its customers the same return of goods policies as extended to the Company by the various manufacturers. The Company does not believe its operations will be adversely impacted due to the return of products. Product returns have a minimum impact on the Company’s performance.

The Company has two direct subsidiaries: Exact Logistics, LLC and ProConn, LLC. Exact Logistics, LLC was organized in the State of Nebraska on December 6, 2000. The limited liability company is a single member entity and is 100% owned by the Company. The purpose of Exact Logistics, LLC is to act as a contract logistics partner to warehouse and ship products.

ProConn, LLC was organized in the State of Nebraska on December 6, 2000. The limited liability company is a single member entity and is 100% owned by the Company. The purpose of ProConn, LLC is to act as a supplier of animal health products directly to the producer and/or consumer. Producers and end users order veterinary products directly from ProConn instead of the manufacturer or supplier and ProConn then sells and delivers the products directly to producers and consumers. ProConn is responsible for all shipping, billing and related services. As part of its business operations, ProConn enters into agreements with “veterinarians of record” pursuant to which ProConn agrees to pay the “veterinarian of record” a percentage of the sale received by ProConn from qualified purchases. The “veterinarian of record” is responsible for providing various services to the producers and consumers, including, without limitation, conducting on-site visits of producers’ facilities; reviewing the producers’ or consumers’ data pertaining to purchases from ProConn and maintaining compliance with all pharmaceutical-related laws, regulations and any applicable food safety guidelines.

In August 1999, the Company, American Animal Hospital Association (AAHA) and AAHA Services Corporation (Servco) d/b/a MARKETLink, a wholly-owned subsidiary of AAHA (at the time), entered into an agreement pursuant to which the Company became the logistics partner for AAHA MARKETLink, a buying group and distribution service provided by AAHA to its veterinary clinic members. AAHA’s members include over 13,000 veterinarians in 6,300 animal hospitals providing veterinary services to companion animals. AAHA established MARKETLink based on a belief that it was possible to improve the purchasing economics of its members’ practices by allowing members to buy animal health products at low average prices while maintaining or exceeding the level of service obtained by existing distributors.

Under MARKETLink, members of AAHA are able to purchase products directly from MARKETLink at a cost savings. Under the terms of the August 1999 Agreement, Servco has certain responsibilities, including, without limitation, marketing the MARKETLink program, determining the mix, price, sales and shipping policies and line of products, being responsible for all aspects of the credit approval, accounts receivable and collections in connection with the sale of MARKETLink products. The Company’s responsibilities include, without limitation, purchasing and managing the required inventory, paying all accounts payables and complying with other contract terms with manufacturers, suppliers or customers relating to shipping, receiving and billing for MARKETLink products, maintaining sales and service representatives for all in-bound and out-bound telephone sales necessary to process orders, cross-sell alternative products, implement special promotional programs, fulfilling and shipping all orders received via the Company’s MARKETLink sales and service representatives or the Servco email order entry system, including at the time of shipment an AAHA MARKETLink invoice in the shipment.

In June 2000, the Company purchased a 20% interest in AAHA Services Corporation (Servco) d/b/a MARKETLink for $1,500,000. The remaining 80% is owned by American Animal Hospital Association (AAHA). Lionel L. Reilly, the Company’s CEO and President serves on the Board of Directors of Servco.

Restatement of Certain Debt Financing

In May 2003, the Company and U.S. Bank mutually agreed to amend and restate the Company’s Revolving Credit Agreement with U.S. Bank dated December 1, 2001 in its entirety and to establish a revolving line of credit facility and a term loan facility and to add the Company’s subsidiaries, ProConn, LLC and Exact Logistics, LLC as borrowers. As part of this amendment and restatement, the Company, ProConn, Exact Logistics and US. Bank entered into an Amended and Restated Loan Agreement dated May 12, 2003 and the Company converted $4,000,000 of the Company’s then current obligations under the original Revolving Credit Agreement into a term loan. The Company, ProConn, Exact Logistics and U.S. Bank entered into a Term Promissory Note dated May 12, 2003 in the amount of $4,000,000 which accrues interest at a fixed rate of 5.77% per annum. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Term Promissory Note. The Term Promissory Note matures June 1, 2008. The payment terms for the Term Promissory Note provide that the Company make interest payments of $614.11 per day from May 12, 2003 through May 31, 2003. Thereafter, the Term Promissory Note is payable in 59 installments of principal and interest in the amount of $76,904.14 which are payable monthly through May 1, 2008. As of June 1, 2008, all unpaid principal and interest will be due. The Company may not prepay the Term Promissory Note without the prior written consent of U.S. Bank and the payment of a prepayment fee based on the net present value of the amount of principal to be prepaid. As of July 31, 2003, the Company had $3,954,510 outstanding on the Term Promissory Note.

Under the Amended and Restated Loan Agreement, U.S. Bank agreed to loan the Company up to $17,500,000 through a revolving line of credit which is evidenced by a Revolving Promissory Note dated May 12, 2003 for $17,500,000 between U.S Bank, the Company, ProConn and Exact Logistics. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Revolving Promissory Note. The Revolving Promissory Note matures on an annual basis, but is renewable by its terms annually on December 1st of each year. The maximum amount which can be borrowed thereunder is $17,500,000. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. Advances made under the Revolving Promissory Note accrue interest at a variable rate equal to the U.S. Bank reference rate plus 2.70% (the LIBOR Rate). As of July 31, 2003, the variable interest rate at which the Revolving Promissory Note accrued interest was 3.82% and the Company had $9,764,792 outstanding thereunder.

Both the Term Promissory Note and the Revolving Promissory Note are secured by a first and second mortgage held by US Bank on the Company’s Omaha facility as well as a first security interest on all accounts receivable, inventory, chattel paper, equipment, instruments, investment property, deposit accounts, documents, letter of credit rights, fixtures, all personal property and general intangibles. The Amended and Restated Loan Agreement imposes a number of conditions which must be met by the Company, ProConn and Exact Logistics on an on-going basis prior to the U.S. Bank’s disbursement of loan funds under the Revolving Promissory Note, including, without limitation providing the Bank with annual audited financial statements and monthly interim financial statements. Failure to comply with these conditions will result in a default under the Amended and Restated Loan Agreement, Revolving Promissory Note and Term Promissory Note which permits U.S. Bank to accelerate the payment of the outstanding principal and accrued interest under both notes.

In December 1999, U.S. Bank loaned the Company $1,400,000 to finance the Company’s purchase of warehouse equipment and office furniture used to furnish the Omaha facility. The loan is evidenced by a Promissory Note dated December 15, 1999. The note matures January 1, 2005 and accrues interest at a fixed rate of 8.66% per annum The payment terms provide that the Company pay the loan in 60 monthly payments of $29,032.29. As of July 31, 2003, the Company had $486,890 outstanding under this note.

Results of Operations

The following discussion is based on the historical results of operations for fiscal 2000, 2001 and 2002.

Fiscal 2000 Compared to Fiscal 1999:

Net sales and other revenue for the fiscal year ending July 31, 2000 increased by 46.2% or $55.8 million. Net sales and other revenue for the 2000 fiscal year totaled $176.3 million compared to $120.5 million for the previous fiscal year. The growth was principally attributable to increased sales to existing customers of $37.0 million and to new customers of $18.8 million. During the year the number of total shareholders increased by 193 veterinary practices. On July 31, 2000 there were 1,381 shareholders of the Company.

Gross profit increased by $5.6 million to $14.3 million compared to $8.7 million for the previous fiscal year. This increase was primarily due to the increase in revenue. Gross profit as a percentage of total revenue was 8.1% for fiscal 2000 compared to 7.2% for fiscal 1999. This increase in percentage was primarily due to higher vendor rebates.

Operating, general and administrative expenses increased by $4.2 million to $12.9 million for fiscal year 2000 compared to $8.7 million for the previous year. This increase was primarily due to support the increase in revenue. Such operating, general and administrative expenses as a percentage of total revenue for fiscal 2000 was 7.3% vs. 7.2% in fiscal 1999.

Operating income increased by $1.4 million to $1.4 million for fiscal year 2000 compared to $11 thousand for the previous year. This increase is primarily attributable to the increase in gross profit as a percentage of total revenue while maintaining the percentage of operating, general and administrative expenses.

For fiscal year 2000, other income (expense) was $533 thousand of expenses as compared to $223 thousand of income for the previous year. Principally as a result of an increase in a higher average balance on the revolving line of credit and debt resulting from the Company’s new facility, interest expense for the period ending July 31, 2000 was $862 thousand as compared to $263 thousand for the same period the previous fiscal year. In addition, as a result of an increase in the amount of monthly financial charges on past due account receivable balances, interest income increased by $124 thousand.

Fiscal 2001 Compared to Fiscal 2000:

Net sales and other revenue for the fiscal year ending July 31, 2001 increased by 12.1% or $21.2 million. Net sales and other revenue for the 2001 fiscal year totaled $197.5 million compared to $176.3 million for the previous fiscal year. The growth was principally attributable to increased sales to existing customers of $13.6 million and to new customers of $7.6 million. During the year the number of total shareholders increased by 153 veterinary practices. On July 31, 2001 there were 1,534 shareholders of the Company.

Gross profit increased by $1.6 million to $15.9 million compared to $14.3 million for the previous fiscal year. This increase was primarily due to the increase in revenue. Gross profit as a percentage of total revenue was 8.0% for fiscal 2001 compared to 8.1% for fiscal 2000. This decrease in percentage was primarily due to higher freight costs.

Operating, general and administrative expenses increased by $1.6 million to $14.5 million for fiscal year 2001 compared to $12.9 million for the previous year. This increase was primarily due to support the increase in revenue. Such operating, general and administrative expenses as a percentage of total revenue for fiscal 2001 was 7.4% vs. 7.3% for fiscal 2000.

Operating income decreased by $153 thousand to $1.3 million for fiscal year 2001 compared to $1.4 million for the previous year. This decrease is primarily attributable to the decrease in gross profit as a percentage of total revenue while also decreasing the percentage of operating, general and administrative expenses.

Company’s other income (expense) was $504 thousand (expense) for fiscal year 2001 as compared to $533 thousand (expense) for the previous year. In addition, interest expense for the period ending July 31, 2001 increased to $1.0 million as compared to $862 thousand for the same period of the previous year—an increase of $144 thousand. The increase was due to increased borrowing on the Company’s revolving line of credit. These increased expenses were partially offset by an increase in interest income of $131 thousand which was due principally to a greater amount of monthly finance charges on past due accounts receivable balances.

Fiscal 2002 Compared to Fiscal 2001:

Net sales and other revenue for the fiscal year ending July 31, 2002 increased by 21.5% or $42.4 million. Net sales and other revenue for the 2002 fiscal year totaled $239.9 million compared to $197.5 million for the previous fiscal year. The growth was principally attributable to increased sales to existing customers of $27.1 million and to new customers of $15.3 million.

Gross profit increased by $4.2 million to $20.1 million compared to $15.9 million for the previous fiscal year. This increase was primarily due to the increase in revenue. Gross profit as a percentage of total revenue was 8.4% for fiscal 2002 compared to 8.0% for fiscal 2001.

Operating, general and administrative expenses increased by $3.4 million to $17.9 million for fiscal year 2002 compared to $14.5 million for the previous year. This increase was primarily due to support the increase in revenue. Such operating, general and administrative expenses as a percentage of total revenue for fiscal 2002 was 7.4% vs. 7.4% for fiscal 2001.

Operating income increased by $823 thousand to $2.1 million for fiscal year 2002 compared to $1.3 million for the previous year. This increase is primarily attributable to the increase in gross profit as a percentage of total revenue while maintaining the percentage of operating, general and administrative expenses.

Company’s other income (expense) was $395 thousand (expense) for fiscal year 2002 as compared to $626 thousand (expense) for the previous year. In addition, interest expense for the period ending July 31, 2002 decreased to $850 thousand as compared to $1.0 million for the same period of the previous year—a decrease of $156 thousand. The reduction was due to a decrease in the interest rate charged on the Company’s revolving line of credit.

Comparison of Nine-Month Periods Ended April 30, 2003 and April 30, 2002

Net sales and other revenue increased $40.1 million to $217.9 million compared to $177.8 million for the same period the previous year. The 23% growth was principally attributable to increased sales to existing customers of $6.5 million and to new customers of $33.6 million. ProConn LLC, which was not active the previous year, provided $18.4 million of the sales to new customers.

Gross profit increased $8.6 million to $23.7 million compared to $15.1 million for the same period the previous year. This increase is primarily attributable to the increase in net sales and other revenue. Gross profit as a percentage of net sales and other revenue was 10.9% compared to 8.5% for the same period the previous year. This increase in gross profit percentage is primarily attributable to higher margin from the sale of product including a reduction in outbound freight costs.

Operating, general and administrative expenses increased $6.8 million to $19.1 million compared to $12.3 million for the same period the previous year. This increase is primarily attributable to support the increase in net sales and other revenue. These expenses as a percentage of net sales and other revenue was 8.8% compared to 6.9% for the same period the previous year. This change in percentage was primarily attributable to increased expenses maintaining two distribution centers compared to one distribution center for the same period the previous year, also added expenses to support the ProConn LLC business which was not active the previous year.

Operating income increased $1.9 million to $4.6 million compared to $2.7 million for the same period the previous year. This increase is primarily attributable to the increase in gross profit of $8.6 million which was partially offset by the increase in operating, general and administrative expenses of $6.8 million. The Company’s other income (expense) decreased to $252 thousand (expense) from the $289 thousand (expense) for the same period the previous year. Interest expense increased from $633 thousand to $791 thousand. The increase is principally related to a higher average balance on the revolving line of credit. The total was partially offset by an increase in interest income of $195 thousand.

Seasonality in Operating Results

The Company’s quarterly sales and operating results have varied significantly in the past and will likely continue to do so in the future. Historically, the Company’s sales are seasonal with peak sales in the spring and fall. The cyclical nature is directly tied to the significant amount of business the Company does in the livestock sector. Product use cycles are directly related to certain medical procedures performed by veterinarians on livestock during the spring and fall.

In the last few years the Company has been selling more companion animal related products. These products tend to have a different seasonal nature which minimally overlaps the livestock business cycles. The net result is a reduction of the cyclical seasonal nature of the business. Minimizing the cyclical nature of the Company’s business has allowed for more efficient utilization of all resources.

Liquidity and Capital Resources

The Company expends capital primarily to fund day-to-day operations and expand those operations to accommodate sales growth. It is necessary for the Company to expend necessary funds to maintain significant inventory levels in order to fulfill its commitment to its customers. However between March 2002 and June 2003, the Company expended significant funds on various capital expenditures. On March 15, 2002, the Company signed a lease agreement in March 2002 with Kinsley Equities II Limited Partnership for 70,000 square feet of warehouse space in York, Pennsylvania. The initial term of the lease is five years. The Company uses this facility to ship products to its customers in that geographical area of the United States. In June 2003, the Company exercised an option to lease additional 17,500 square feet of space in the York facility for a total of 87,500 square feet of leased space in York, Pennsylvania.

In October 2002, the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for approximately $808,000 in order to provide the Company with land available for future expansion of its Omaha facility. In addition to the purchase of the additional 10 acres in Omaha, Nebraska, the Company made significant capital investments in equipment and furniture, including the purchase of office furniture, computer software, warehouse and computer equipment. The Company purchased some of the equipment in February 2003 by using a capital lease in the amount of $343,075, with interest at 4.58% and monthly payments of $10,218 through February 2006.

Historically, the Company has financed its cash requirements primarily from short term bank borrowings and cash from operations. At the year end, July 31, 2001, there were no additional material commitments for capital expenditures.

In May 2003, the Company and U.S. Bank mutually agreed to amend and restate the Company’s Revolving Credit Agreement with U.S. Bank dated December 1, 2001 in its entirety and to establish a revolving line of credit facility and a term loan facility and to add the Company’s subsidiaries, ProConn, LLC and Exact Logistics, LLC as borrowers. As part of this amendment and restatement, the Company, ProConn, Exact Logistics and US. Bank entered into an Amended and Restated Loan Agreement dated May 12, 2003 and the Company converted $4,000,000 of the Company’s then current obligations under the original Revolving Credit Agreement into a term loan. The Company, ProConn, Exact Logistics and U.S. Bank entered into a Term Promissory Note dated May 12, 2003 in the amount of $4,000,000 which accrues interest at a fixed rate of 5.77% per annum. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Term Promissory Note. The Term Promissory Note matures June 1, 2008. The payment terms for the Term Promissory Note provide that the Company make interest payments of $614.11 per day from May 12, 2003 through May 31, 2003. Thereafter, the Term Promissory Note is payable in 59 installments of principal and interest in the amount of $76,904.14 which are payable monthly through May 1, 2008. As of June 1, 2008, all unpaid principal and interest will be due. The Company may not prepay the Term Promissory Note without the prior written consent of U.S. Bank and the payment of a prepayment fee based on the net present value of the amount of principal to be prepaid. As of July 31, 2003, the Company had $3,954,510 outstanding on the Term Promissory Note.

Under the Amended and Restated Loan Agreement, U.S. Bank agreed to loan the Company up to $17,500,000 through a revolving line of credit which is evidenced by a Revolving Promissory Note dated May 12, 2003 for $17,500,000 between U.S Bank, the Company, ProConn and Exact Logistics. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Revolving Promissory Note. The Revolving Promissory Note matures on an annual basis, but is renewable by its terms annually on December 1st of each year. The maximum amount which can be borrowed thereunder is $17,500,000. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. Advances made under the Revolving Promissory Note accrue interest at a variable rate equal to the U.S. Bank reference rate plus 2.70% (the LIBOR Rate). As of July 31, 2003, the variable interest rate at which the Revolving Promissory Note accrued interest was 3.82% and the Company had $9,764,792 outstanding thereunder.

Both the Term Promissory Note and the Revolving Promissory Note are secured by a first and second mortgage held by US Bank on the Company’s Omaha facility as well as a first security interest on all accounts receivable, inventory, chattel paper, equipment, instruments, investment property, deposit accounts, documents, letter of credit rights, fixtures, all personal property and general intangibles. The Amended and Restated Loan Agreement imposes a number of conditions which must be met by the Company, ProConn and Exact Logistics on an on-going basis prior to the U.S. Bank’s disbursement of loan funds under the Revolving Promissory Note, including, without limitation providing the Bank with annual audited financial statements and monthly interim financial statements. Failure to comply with these conditions will result in a default under the Amended and Restated Loan Agreement, Revolving Promissory Note and Term Promissory Note which permits U.S. Bank to accelerate the payment of the outstanding principal and accrued interest under both notes.

In December 1999, U.S. Bank loaned the Company $1,400,000 to finance the Company’s purchase of warehouse equipment and office furniture used to furnish the Omaha facility. The loan is evidenced by a Promissory Note dated December 15, 1999. The note matures January 1, 2005 and accrues interest at a fixed rate of 8.66% per annum The payment terms provide that the Company pay the loan in 60 monthly payments of $29,032.29. As of July 31, 2003, the Company had $486,890 outstanding under this note.

Net cash provided by operating activities of $1.9 million in fiscal year ending July 1999 was primarily attributable to an increase of $6.6 million in accounts receivable. It was partially offset by increases of $418 thousand in inventories and $7.7 million in accounts payable. In the fiscal year ending July 2000, net cash used by operating activities of $5.7 million was primarily attributable to increases of $10.2 million in accounts receivable and $15.8 million in inventories. These were partially offset by an increase of $19.1 million in accounts payable. For the fiscal year ending July 2001, net cash provided by operating activities of $5.3 million was primarily attributable to decreases of $2.4 million in accounts receivable and $6.1 million in inventories. These were partially offset by a decrease of $4.8 million in accounts payable. For the fiscal year ending July 2002, net cash provided by operating activities of $219 thousand was primarily attributable to increases of $1.4 million in accounts receivable and $14.6 million in inventories. These were partially offset by an increase of $13.2 million in accounts payable.

Net cash used by investing activities of $1.0 million in fiscal year ending July 1999 was primarily attributable to investments in property, which included the purchase of land for future construction of the building, and investments in equipment, such as the purchase of computer equipment. Net cash used by investing activities of $6.7 million in fiscal year ending July 2000 was primarily attributable to investments in property, including the construction of our new building, and investments in equipment, such as the purchase of office and warehouse equipment for use in the new building. Net cash used by investing activities of $287 thousand in fiscal year ending July 2001 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment. Net cash used by investing activities of $1.8 million in fiscal year ending July 2002 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment. These investments in equipment were mainly in the new distribution center in York, Pennsylvania.

Net cash provided by financing activities of $263 thousand in fiscal year ending July 1999 was primarily attributable to increases of $1.0 million in loan proceeds and $360 thousand from net proceeds from issuance of common stock less $1.1 million from bank overdraft. In the fiscal year ending July 2000, net cash provided by financing activities of $11.3 million was primarily attributable to increases of $10.2 million in loan proceeds and $641 thousand from net proceeds from issuance of common stock. In the fiscal year ending July 2001, net cash used by financing activities of $4.3 million was primarily attributable to a decrease of $4.3 million in loan proceeds, a bank overdraft of $399 thousand, and an increase of $422 thousand from net proceeds from issuance of common stock. In the fiscal year ending July 2002, net cash provided by financing activities of $2.3 million was primarily attributable to an increase of $2.2 million in loan proceeds, and $132 thousand from net proceeds from issuance of common stock.

Comparison of Nine-Month Periods Ended April 30, 2003 and April 30, 2002

As in previous years, the Company’s capital expenditures were made to finance day-to-day operations and to expand its operations to accommodate the growth in the number of customers and corresponding growth in sales. Inventory needs and expenses associated therewith continue to grow. Capital requirements have been funded primarily from short-term bank borrowings and cash derived from its operations.

        On March 15, 2002, the Company signed a lease agreement with Kinsley Equities II Limited Partnership for 70,000 square feet of warehouse space in York, Pennsylvania. The initial term of the lease is five years. The Company uses this facility to ship products to its customers in that geographical area of the United States. In June 2003, the Company exercised an option to lease additional 17,500 square feet of space in the York facility for a total of 87,500 square feet of leased space in York, Pennsylvania.

In October 2002, the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for $808,000 in order to provide the Company with land available for future expansion of its Omaha facility. In addition to the purchase of the additional 10 acres in Omaha, Nebraska, the Company made significant capital investments in equipment and furniture, including the purchase of office furniture, computer software, warehouse and computer equipment. The Company purchased some of the equipment in February 2003 by using a capital lease in the amount of $343,075, with interest at 4.58% and monthly payments of $10,218 through February 2006.

Net cash used by operating activities of $7.5 million for period ending April 30, 2002 was primarily attributable to an increase of $7.1 million in receivables and an increase of $21.4 million in inventories. These were partially offset by an increase of $18.5 million in accounts payable. Net cash used by operating activities of $7.4 million for period ending April 30, 2003 was primarily attributable to an increase of $13.5 million in receivables and $16.6 million in inventories. These were partially offset by an increase of $18.1 million in accounts payable.

Net cash used by investing activities of $666 thousand for period ending April 30, 2002 was primarily attributable to investments in equipment, including the purchase of office, warehouse and computer equipment. Net cash used by investing activities of $2.6 million for period ending April 30, 2003 was primarily attributable to the purchase of 10 acres of land adjoining the current corporate headquarters in Omaha, Nebraska for $808 thousand plus investments in equipment and furniture, including the purchase of office furniture, computer software, warehouse and computer equipment.

Net cash provided by financing activities of $8.1 million for period ending April 30, 2002 was primarily attributable to net loan proceeds of $8.3 million. Net cash provided by financing activities of $11.1 million for period ending April 30, 2003 was primarily attributable to net loan proceeds of $10.5.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks primarily from changes in U.S. interest rates. The Company does not engage in financial transactions for trading or speculative purposes.

The interest payable on the Company’s revolving line of credit is based on variable interest rates and is therefore affected by changes in market interest rates. If interest rates on variable rate debt rose .4015 percentage points (a 10% change from the interest rate as of April 30, 2003), assuming no change in the Company’s outstanding balance under the line of credit (approximately $ 17.4 million as of April 30, 2003), the Company’s annualized income before taxes and cash flows from operating activities would decline by approximately $70 thousand.

In May 2003, the Company and U.S. Bank mutually agreed to amend and restate the Company’s Revolving Credit Agreement with U.S. Bank dated December 1, 2001 in its entirety and to establish a revolving line of credit facility and a term loan facility and to add the Company’s subsidiaries, ProConn, LLC and Exact Logistics, LLC as borrowers. As part of this amendment and restatement, the Company, ProConn, Exact Logistics and US. Bank entered into an Amended and Restated Loan Agreement dated May 12, 2003 and the Company converted $4,000,000 of the Company’s then current obligations under the original Revolving Credit Agreement into a term loan. The Company, ProConn, Exact Logistics and U.S. Bank entered into a Term Promissory Note dated May 12, 2003 in the amount of $4,000,000 which accrues interest at a fixed rate of 5.77% per annum. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Term Promissory Note. The Term Promissory Note matures June 1, 2008. The payment terms for the Term Promissory Note provide that the Company make interest payments of $614.11 per day from May 12, 2003 through May 31, 2003. Thereafter, the Term Promissory Note is payable in 59 installments of principal and interest in the amount of $76,904.14 which are payable monthly through May 1, 2008. As of June 1, 2008, all unpaid principal and interest will be due. The Company may not prepay the Term Promissory Note without the prior written consent of U.S. Bank and the payment of a prepayment fee based on the net present value of the amount of principal to be prepaid. As of July 31, 2003, the Company had $3,954,510 outstanding on the Term Promissory Note.

Under the Amended and Restated Loan Agreement, U.S. Bank agreed to loan the Company up to $17,500,000 through a revolving line of credit which is evidenced by a Revolving Promissory Note dated May 12, 2003 for $17,500,000 between U.S Bank, the Company, ProConn and Exact Logistics. The Company, ProConn and Exact Logistics are jointly and severally liable for the obligations under the Revolving Promissory Note. The Revolving Promissory Note matures on an annual basis, but is renewable by its terms annually on December 1st of each year. The maximum amount which can be borrowed thereunder is $17,500,000. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. Advances made under the Revolving Promissory Note accrue interest at a variable rate equal to the U.S. Bank reference rate (the LIBOR Rate) plus 2.70%. As of July 31, 2003, the variable interest rate at which the Revolving Promissory Note accrued interest was 3.82% and the Company had $9,764,792 outstanding thereunder.

Both the Term Promissory Note and the Revolving Promissory Note are secured by a first and second mortgage held by US Bank on the Company’s Omaha facility as well as a first security interest on all accounts receivable, inventory, chattel paper, equipment, instruments, investment property, deposit accounts, documents, letter of credit rights, fixtures, all personal property and general intangibles.

In December 1999, U.S. Bank loaned the Company $1,400,000 to finance the Company’s purchase of warehouse equipment and office furniture used to furnish the Omaha facility. The loan is evidenced by a Promissory Note dated December 15, 1999. The note matures January 1, 2005 and accrues interest at a fixed rate of 8.66% per annum. The payment terms provide that the Company pay the loan in 60 monthly payments of $29,032.29. As of July 31, 2003, the Company had $486,890 outstanding under this note.

Change in Accountants

On March 20, 2002, Marvin E. Jewell & Co., P.C. resigned as the Company’s independent auditor. This action was approved by the Company’s Audit Committee. During its tenure, Marvin E. Jewell & Co., P.C. did not issue a report on the Company’s financial statements that either contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Marvin E. Jewell & Co., P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Marvin E. Jewell & Co., P.C., would have caused Marvin E. Jewell & Co., P.C. to make reference to the subject matter of the disagreement in connection with their report.

Effective March 20, 2002, Quick & McFarlin, P.C. was retained as independent auditor of the Company for the fiscal year ending July 31, 2002, and Quick & McFarlin, P.C. accepted the appointment. Prior to the engagement, the Company did not consult with Quick & McFarlin, P.C. regarding any of the matters or events set forth in Item 304 (a)(2)(i) or (ii) of Regulation S-K.

BUSINESS

The Company is a leading wholesale distributor of animal health products to practicing veterinarians. We also offer a broad array of prescription, non-prescription and sundry items to assist veterinarians in their practice. The Company does not sell pet foods. A small quantity of feed additive type products are sold by the Company.

The Company distributes approximately 18,000 different items including biologicals, pharmaceuticals, parasiticides, instruments and equipment. Routinely some 12,000 items are inventoried for immediate shipment. The balance of items are either drop-shipped from the manufacturer to the customer or are special order items.

As of April 30, 2003, the Company had 1,774 shareholder veterinary clinics. These shareholders are principally located from the Rocky Mountains to the Atlantic Seaboard with some presence in the South. No shareholder represented more than 1% of the Company’s total revenues during the past fiscal year and only one customer, MARKETLink, represented more than 1% of the Company’s total revenues during the past fiscal year. During the fiscal year ended July 31, 2002, MARKETLink represented approximately 6% of the Company’s total revenues.

Due to the geographical location of the majority of its shareholders, nearly 55% of the Company’s gross sales are related to products used for the treatment and/or prevention of diseases in food animals. The balance of product sales are for the treatment and/or prevention of diseases in companion animals and equine.

The Company primarily sells branded products as marketed by the major animal health manufacturers and suppliers. The Company does not currently private label any products, but would consider a private label product agreement if there was a decisive competitive advantage for doing such.

The Company’s business strategy is to be the leading supplier of animal health products to veterinary clinics by offering a complete assortment of items at competitive prices which are supported by superior levels of customer service. The Company believes that this strategy provides it with a competitive advantage by combining the broad product selection with everyday low prices and support from very efficient operations. The shareholder veterinary clinics are able to lower their product acquisition costs which both increases profitability and gives them a competitive market advantage.

The Company has heavily invested in electronic information systems to maximize efficiencies. All phases of the transactional process are electronically driven. The Company believes this advanced electronic technology will assist in earlier adoption of electronic commerce through the internet by both its customers and suppliers.

Value-Added Services

The Company offers its customers and suppliers a comprehensive menu of value-added services. These services allow individual customers various selections based on their individual needs. The Company manages a database of all transactions so that its customers may maximize their participation in promotions frequently offered by suppliers. The customer is periodically apprised, either by phone or mailings, of their level of participation in these promotions. This promotional tracking service gives the customer the option to maximize their participation in a promotion which can ultimately increase their profitability and allow them to more effectively compete in certain markets.

The Company has developed a multi-day inventory management and purchasing techniques seminar for its customers. This seminar is held at the Company’s headquarters. The customer is trained to better use the Company’s resources and also be increasingly efficient in managing their product and inventory activities.

The Company has Electronic Data Interchange (EDI) capability which provides the supplier with product sales and movement. The supplier is able to monitor sales activities, advertising effectiveness and market trends in an efficient manner. The Company also assists the manufacturer in the design of effective promotions. The historical transactional database and the promotional tracking service are unique tools to assist the manufacturer in tailoring effective promotions.

Company Subsidiaries

The Company has two direct subsidiaries: Exact Logistics, LLC and ProConn, LLC. Exact Logistics, LLC was organized in the State of Nebraska on December 6, 2000. The limited liability company is a single member entity and is 100% owned by the Company. The purpose of Exact Logistics, LLC is to act as a contract logistics partner to warehouse and ship products.

ProConn, LLC was organized in the State of Nebraska on December 6, 2000. The limited liability company is a single member entity and is 100% owned by the Company. The purpose of ProConn, LLC is to act as a supplier of animal health products to the producer and/or consumer. ProConn, LLC was organized in the State of Nebraska on December 6, 2000. The limited liability company is a single member entity and is 100% owned by the Company. The purpose of ProConn, LLC is to act as a supplier of animal health products directly to the producer and/or consumer. Producers and end users order veterinary products directly from ProConn instead of the manufacturer or supplier and ProConn then sells and delivers the products directly to producers and consumers. ProConn is responsible for all shipping, billing and related services. As part of its business operations, ProConn enters into agreements with “veterinarians of record” pursuant to which ProConn agrees to pay the “veterinarian of record” a percentage of the sales received by ProConn from qualified purchases. The “veterinarian of record” is responsible for providing various services to the producers and consumers, including, without limitation, conducting on-site visits of producers’ facilities; reviewing the producers’ or consumers’ data pertaining to purchases from ProConn and maintaining compliance with all pharmaceutical-related laws, regulations and any applicable food safety guidelines.

MARKETLink

In August 1999, the Company, American Animal Hospital Association (AAHA) and AAHA Services Corporation (Servco) d/b/a MARKETLink, a wholly-owned subsidiary of AAHA (at the time), entered into an agreement pursuant to which the Company became the logistics partner for AAHA MARKETLink, a buying group and distribution service provided by AAHA to its veterinary clinic members. AAHA’s members include over 13,000 veterinarians in 6,300 animal hospitals providing veterinary services to companion animals. AAHA established MARKETLink based on a belief that it was possible to improve the purchasing economics of its members’ practices by allowing members to buy animal health products at low average prices while maintaining or exceeding the level of service obtained by existing distributors.

Under MARKETLink, members of AAHA are able to purchase products directly from MARKETLink at a cost savings. Under the terms of the August 1999 Agreement, Servco has certain responsibilities, including, without limitation, marketing the MARKETLink program, determining the mix, price, sales and shipping policies and line of products, being responsible for all aspects of the credit approval, accounts receivable and collections in connection with the sale of MARKETLink products. The Company’s responsibilities include, without limitation, purchasing and managing the required inventory, paying all accounts payables and complying with other contract terms with manufacturers, suppliers or customers relating to shipping, receiving and billing for MARKETLink products, maintaining sales and service representatives for all in-bound and out-bound telephone sales necessary to process orders, cross-sell alternative products, implement special promotional programs, fulfilling and shipping all orders received via the Company’s MARKETLink sales and service representatives or the Servco email order entry system, including at the time of shipment an AAHA MARKETLink invoice in the shipment.

In June 2000, the Company purchased a 20% interest in AAHA Services Corporation (Servco) d/b/a MARKETLink for $1,500,000. The remaining 80% is owned by American Animal Hospital Association (AAHA). Lionel L. Reilly, the Company’s CEO and President serves on the Board of Directors of Servco.

Rebates to Shareholders

The Company and its shareholders are in a contractual relationship evidenced in the Company’s Articles of Incorporation which requires that all sales of Company products to Company shareholders be at no more than 5% over the cost of the Company as determined by a certified public accountant. Based on this requirement, a certified public accounting firm (not the same firm who was appointed auditors of the Company) annually makes a determination of the shareholder’s product costs. This valuation of the shareholder product costs is then divided by 95% and compared to the shareholder sales including any vendor rebates. Amounts in excess of this computation are overcharges which are then rebated back to shareholders by credit memo. Such rebates are made on a pro rata basis to shareholders, based on the aggregate amount of products purchased by each shareholder during the year for which the rebate is made. Rebates are included in the Company’s financial statements and are netted against sales and accounts receivable on the Company’s financial statements.

The Company recently modified its policies and procedures relating to the shareholder rebate in order to address concerns regarding late payments by shareholders. Effective August 1, 2003, the determination of the amount rebated back to shareholders by credit memo during any fiscal year will include a review of whether the respective shareholder made timely payments to the Company and whether there are any past due invoices as of the end of the fiscal year. The Company will determine the shareholder’s “average days to pay” which is the number of days past the due date on which the Company receives the shareholder payment. If the average days to pay exceeds 20 days the amount of the rebate credited back to the shareholder will be reduced accordingly to the Company’s then current reduction percentage policy. If a shareholder has any unpaid amount which is more than 90 days past due as of the fiscal year end no rebate will be issued to the shareholder for that fiscal year.

The Animal Health Industry

A national veterinary organization lists over 22,000 veterinary practices in the United States. There are some 45,000 veterinarians practicing in the various disciplines of veterinary medicine. This survey indicated nearly 73% of the veterinarians in private clinical practice predominately specialize in companion animal medicine.

We believe, based on industry sources, the U.S. animal health manufacturer sales of biologicals, pharmaceuticals, insecticides and other packaged goods was over $4.3 billion for 2002. This segment of business in which the Company participates is intended to meet the product and supply needs of the private clinical practice. The actual Compounded Annual Growth Rate for the last 5 years has averaged 1.9% and is forecasted to remain in the 2% range for the next 5 years.

Sundry items such as collars, leashes, cages, books, aquatic supplies and equine tack are primarily sold through retail pet supply outlets. These products typically are not purchased from veterinary practices. The Company makes these items available; however, annual sales are very minimal.

Consolidation is a primary force reshaping the animal health industry. We believe, based on industry sources, sales by the top ten animal health product manufacturers account for over 75% of the U.S. market. At this time, the top five U.S. animal health product companies have a market share that nears 60% of the total animal health business.

Livestock production continues the consolidation trend that started a number of years ago. Agribusiness integrators continue to build larger livestock raising facilities. Improved management systems coupled with new preventative products have resulted in an ongoing reduction in food producing animal product sales for the past several years. There also has been a loss of market share in several key product groups due to generic competition. The generic products generally sell for lower prices which causes a pricing deflation in the market.

The companion animal market is experiencing considerable growth. Several new therapeutic and preventative products have contributed to most of this increased sales volume. Nutraceuticals (nutritional pharmaceuticals) have an increasing presence in the companion animal market. Based on industry sources, during the past five years companion animal product sales have grown to nearly 50% of the total U.S. market.

Competition

Distribution of animal health products is characterized by either “ethical” or “OTC” channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must only be sold to a licensed professional. OTC (over-the-counter) distribution is the movement of non-prescription goods to the animal owner and the end user. Many of these products will also be purchased by the licensed veterinarian for professional use or for resale to their client.

There are numerous ethical distribution companies operating in the same geographical regions as the Company and competition in this distribution industry is intense. Most of the competitors generally offer a similar range of products at prices often comparable to the Company’s. The Company seeks to distinguish itself from its competitors by offering a higher level of customer service as well as having its principal customers also as its shareholders/owners. In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers and suppliers who distribute some percentage of their products directly to veterinarians. Although the Company competes against direct sales by manufacturers and suppliers, it is often able to compete with such direct sales by adding new value-added services and pricing differentiation.

The role of the animal health distributor has changed dramatically during the last decade. Successful distributors have shifted from a selling mentality to providing products and services in a consultative environment. Declining profit margins typify current financial trends. Currently there is an over capacity in the animal health distribution network, although there have been few animal health distributor mergers or acquisitions. We believe the Company must continue to add value to the distribution channel, and reduce the redundancies that exist, while removing unnecessary costs associated with product movement.

Government Regulation

Both state and federal government agencies regulate the manufacturing and distribution of certain animal health products such as pharmaceuticals, vaccines, insecticides and certain controlled substances. Our suppliers of these products are typically regulated by one or more of the following federal agencies, the US Department of Agriculture, the Food and Drug Administration (FDA) and the Drug Enforcement Administration (DEA), as well as several state agencies and therefore, the Company is subject, either directly or indirectly, to regulation by the same agencies. Several states and the Drug Enforcement Administration require the Company to be registered or otherwise keep a current permit or license to handle controlled substances. Manufacturers of vaccines are required by the Department of Agriculture to comply with various storage and shipping criteria and requirements for the vaccines. To the extent Company distributes such products, Company must comply with the same Department of Agriculture, FDA and EPA requirements including, without limitation, the storage and shipping requirements for vaccines.

Several State Boards of Pharmacy require the Company to be licensed in their state for the sale of animal health products with their jurisdiction. Some states (as well as certain cities and counties) requires the Company to collect sales taxes/use taxes on differing types of animal health products.

The Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements.

Environmental Considerations

The Company does not manufacture, re-label or in any way alter the composition or packaging of products. All products are distributed in compliance with the relevant rules and regulations as approved by various State and Federal regulatory agencies. The Company’s distribution business practices create no or minimal impact on the environment.

Employees

As of April 30, 2003 the Company had 270 employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We consider our relationship with our employees to be good.

Properties

The Company owns its building, which contains nearly 100,000 square feet of open warehouse space and 40,000 square feet of finished office area. The building is a facility the Company constructed and completed in late 1999 and is located on 9.6 acres of land in a newly developed industrial subdivision of Omaha, Nebraska. The latest in technology was incorporated into the design of the new facility to maximize distribution efficiencies. The building is subject to a first and second mortgage held by US Bank. In October 2002, the Company purchased 10 acres of land adjacent to the current corporate facility in Omaha, Nebraska for $808,274 in order to provide the Company with land available for future expansion of its Omaha facility.

On March 15, 2002, the Company signed a lease agreement with Kinsley Equities II Limited Partnership for 70,000 square feet of warehouse space in York, Pennsylvania. The initial term of the lease is five years. The Company uses this facility to ship products to its customers in that geographical area of the United States. In June 2003, the Company exercised an option to lease additional 17,500 square feet of space in the York facility for a total of 87,500 square feet of leased space in York, Pennsylvania.

Legal Proceedings

We are not currently a party to any material pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our Board of Directors is composed of eight (8) shareholders who are elected for 3-year staggered terms from eight geographic districts. All directors are practicing veterinarians, and are eligible to continue on the Board for one additional three-year term beyond their initial three-year term. Each director, or the practice of which he is a member, owns one share of Company common stock. In addition to the eight (8) voting directors, the Board of Directors also includes non-voting members which are appointed by the eight (8) directors. The current non-voting members of the Board include Lionel L. Reilly, D.V.M., the President and CEO of the Company, and Dr. R.C. Ebert, the Chairman Emeritus.

Each director’s professional practice must be located in the district in which he or she is elected from at the time of the election. Under our Bylaws, our Board of Directors, at its discretion, and no more frequently than annually, may alter the boundaries of each geographic district to more accurately represent an equitable number of shareholders.

Our Board of Directors is divided into three staggered classes of directors. The appropriate class of directors is elected at each annual meeting of our shareholders.

Name	Age	Position	District	Class
Lionel L. Reilly, D.V.M	60	President, CEO and non-voting Director
Neal B. Soderquist	47	Chief Financial Officer
Chester L. Rawson, D.V.M	59	Chairman and Director	3	I
Steven E. Wright, D.V.M	54	Vice-Chairman and Director	1	II
Michael B. Davis, D.V.M	56	Director and Secretary	2	II
G.W. Buckaloo, Jr, D.V.M.	55	Director	4	III
Tom Latta, D.V.M.	58	Director	5	III
William Swartz, D.V.M.	60	Director	8	III
Buddy D. Ray, D.V.M	50	Director	6	II
Amy Lynne Hinton, D.V.M	40	Director	7	I

Class I directors serve until the 2003 annual meeting of shareholders; Class II directors serve until the 2004 annual meeting; and Class III directors serve until the 2005 annual meeting;

The following map illustrates the geographic breakdown of the eight districts.

Lionel L. Reilly, D.V.M., has served as President and CEO of the Company since 1994. Prior to that he was Vice President, Business Operations and functioned as the CEO. He has been with the Company since 1983, shortly after its founding. Dr. Reilly spent several years as a military veterinarian, over five years in private clinical veterinary practice and five years in industry as a researcher and technical services veterinarian. He has a degree from Kansas Wesleyan University in Salina, Kansas. Dr. Reilly graduated in 1970 from the College of Veterinary Medicine, Kansas State University, Manhattan, Kansas. The Company and Dr. Reilly have entered into an employment contract. See “Employment Contract”.

Neal B. Soderquist was appointed Chief Financial Officer in 1994. From 1989 to 1994 he served in that position as well as managed much of the human resources functions. For the previous 14 years Mr. Soderquist was controller/officer manager for Lincoln Lumber Co., Lincoln, Nebraska. In 1975 he received an Associates Degree from Lincoln School of Commerce, Lincoln, Nebraska.

Chester L. Rawson, D.V.M., has served as a Director of the Company since 2000. He has served as Chairman since 2002 and he served as Vice-Chairman from 2000 to 2002. He is employed with Alta Genetics Inc. Dr. Rawson received a Doctor of Veterinary Medicine degree from the University of Illinois in 1968.

Steven E. Wright, D.V.M., has served as a Director since December 7, 2001 and has served as Vice Chairman since 2002. He is an exclusive small animal practitioner and owner of Millard Veterinary Clinic located in Omaha, Nebraska. Dr. Wright received a Doctor of Veterinary Medicine degree from the Kansas State University in 1974.

Amy Lynne Hinton, D.V.M., has served as a Director of the Company since 2000. . She is a clinical veterinarian with Companion Animal Veterinary Services in Shippensburg, Pennsylvania. Dr. Hinton received a Doctor of Veterinary Medicine degree from the University of Tennessee in 1988.

Michael B. Davis, D.V.M., has served as Secretary and Director since December 7, 2001. He is general practitioner and president with Carroll Veterinary Clinic located in Carroll, Iowa. Dr. Davis received a Doctor of Veterinary Medicine degree from the Iowa State University in 1971.

Buddy D. Ray, D.V.M., has served as a Director since December 7, 2001. He is mixed practitioner and partner with Mayfield Vet Clinic located in Mayfield, Kentucky. Dr. Ray received a Doctor of Veterinary Medicine degree from the Auburn University School of Veterinary Medicine in 1978.

G. W. Buckaloo, Jr., D.V.M., has served as a Director since December 6, 2002. He is companion animal practitioner and president of Crysler Animal Hospital located in Independence, Missouri. Dr. Buckaloo received a Doctor of Veterinary Medicine degree from the University of Missouri in 1972.

Tom Latta, D.V.M., has served as a Director since December 6, 2002. He is senior partner of Hansford County Veterinary Hospital located in Spearman, Texas. Dr. Latta received a Doctor of Veterinary Medicine degree from the Oklahoma State University in 1968.

William Swartz, D.V.M., has served as a Director since December 6, 2002. He is the owner and medical director of Clocktower Animal Hospital located in Herndon, Virginia. Dr. Swartz received a Doctor of Veterinary Medicine degree from The Ohio State University in 1966.

The Executive Committee, which among other duties is actually involved in long-range planning and the formulation of corporate policies, also makes recommendations to the Board concerning salaries and incentive compensation for our officers and employees, is comprised of Dr. Chester L. Rawson, Dr. Steven E. Wright and Dr. William Swartz. The Audit Committee is comprised of Dr. G.W. Buckaloo, Jr., Dr. Buddy D. Ray and Dr. Amy Lynne Hinton. This Committee serves as a direct link between the Board and the auditors, and regularly meets with the auditor to review the audit function.

The Board of Directors established the Corporate Governance Committee, to replace the Nominating Committee, in June 2003. The purposes of the Corporate Governance Committee, include, without limitation, identifying and endorsing qualified individuals for nomination and/or re-nomination as directors of the Board and recommend committee assignments to the full Board annually, designing and managing methods of evaluation of the Board’s collective performance and individual members’ performances; recommending appropriate levels and forms of director compensation to the Board of Directors; addressing current issues of corporate governance and make recommendations to the Board; and ensuring appropriate succession plans for the Chief Executive Officer and key employee positions. This committee is comprised of Dr. Michael B. Davis, Dr. Chester L. Rawson and Dr. Tom Latta. Its specific responsibility is to devise criteria for Board membership and to identify specific individuals for nomination.

Compensation

Directors are paid $800 per day for attendance at the Company’s Mid-Year and Annual Meetings, and any specially-called Board meetings where attendance is required. In addition, directors are reimbursed for their expenses, including meeting related travel and lodging at the meeting location. Directors are paid $750 annually for participation in Board teleconference meetings and $250 for attendance at designated meetings they attend. No other compensation is paid to directors without further action by the Board.

The following table represents the cash compensation paid by the Company to the named executive officers for the fiscal years 2000 through 2002 whose compensation from the Company exceeded $100,000 for these years.

		Annual Compensation		All Other Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus
Lionel L. Reilly President and Chief Executive Officer and Non-Voting Director	2002 2001 2000	256,512 248,862 236,760	101,047 60,556 72,070	20,400 17,000 20,661	(1) (1) (1)
Neal B. Soderquist Chief Financial Officer	2002 2001 2000	106,007 100,150 74,887	19,944 11,049 14,459	15,114 11,112 10,722	(2) (2) (2)

(1)	These amounts represent contributions by the Company to Dr. Reilly’s 401(k) Plan and profit-sharing Plan.
(2)	These amounts represent contributions by the Company to Mr. Soderquist’s 401(k) Plan and profit-sharing Plan.

Employment Contract

The Company and Dr. Lionel L. Reilly have entered into an employment contract pursuant to which Dr. Reilly will act as President and Chief Executive Officer of the Company. The contract provides that Dr. Reilly shall devote his full-time professional energy, skill, efforts and attention to the business of the Company. The contract automatically renews for successive one year periods unless terminated by either party. If the Company terminates the contract without cause, Dr. Reilly will remain employed by the Company for a one-year consulting period, during which period he will be paid his base salary at the level in effect upon termination. During the period of his employment, Dr. Reilly is entitled to a base salary of not less than $240,000 per year, to be increased in each year thereafter by an amount equal to not less than the percentage increase in the consumer price index over the previous year, with a minimum increase of 3% and a maximum increase of 6%. Dr. Reilly is also entitled to an annual bonus equal to one percent of the net income based on the Company’s audited financial statement. Under the contract, Dr. Reilly is bound by confidentiality provisions and covenants not to compete with us for a one year period after ceasing to be employed by the Company.

The Company has purchased two life insurance policies on the life of Dr. Reilly. Both policies are flexible premium adjustable life insurance policies for $500,000. The Company is the beneficiary of one of the policies and the Lionel Reilly Trust is the beneficiary of the other policy.

Supplemental Executive Retirement Plan

The Company established the Professional Veterinary Products, Ltd. Supplemental Executive Retirement Plan effective January 1, 2003. The Plan provides benefits to certain highly compensated management employees of the Company. The Executive Committee of the Board of Directors determines those highly compensated management employees who are eligible to participate in the Plan. The Plan is administered by a Committee, consisting of the Company’s Chief Executive Officer, Chief Financial Officer, and Chief Administrative Officer. The Committee is responsible for administering the Plan. As part of this responsibility, the Committee has the discretionary authority necessary or appropriate to administer the Plan. The Board of Directors has the right to amend or terminate the Plan at any time. No change in the Plan, however, will result in the loss of benefits earned by a participant prior to such amendment or termination.

The Plan provides benefits upon a participant’s retirement, early retirement, disability before retirement, and in some cases, survivor benefits to a participant’s beneficiary. Benefits will also be paid to a participant if the participant’s employment is terminated within three years following a change in control as defined in the Plan document. Under the terms of this supplemental retirement plan, the Company is responsible for the premiums of the additional disability coverage purchased but the respective executive or employee owns the insurance policy. The plan is unfunded and is not subject to ERISA requirements.

Benefits payable under the Plan are paid exclusively from the Company’s general assets. Because these assets remain subject to the claims of the Company’s general creditors, no security is offered against the Company’s financial inability to pay due to insolvency or bankruptcy. While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $226,000 at April 30, 2003.

Certain Transactions

We have not made loans to, loan guarantees on behalf of, or engaged in material transactions with the Company officers, directors or shareholders. The directors, acting in their capacity as shareholders, have purchased items related to the practice of veterinary medicine from the Company on the same terms and conditions as every other shareholder. As a matter of policy, all future material transactions between the Company and any of its officers, directors, or shareholders will be approved by a majority of the independent and disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.

Limitation of Liability and Indemnification Matters

As permitted by the Nebraska Business Corporation Act, the Company’s Articles of Incorporation provide that no director will be personally liable to the Company or its shareholders for monetary damages for any action taken, or for any failure to take action as a director except for liability

•	for the amount of a financial benefit received by a director to which he or she is not entitled

•	for intentional infliction of harm on the Company or its shareholders

•	for a violation of Section 21-2096 of the Nebraska Business Corporation Act

•	for an intentional violation of criminal law

The Company’s Articles of Incorporation provide that the Company must indemnify its directors, officers, employee or agent to the fullest extent permitted by law. Generally under Nebraska law, a director or officer may be indemnified if that individual acted in good faith and had reasonable basis to believe that (1) in the case of conduct in the individual’s official capacity with the company, that the individual’s conduct was in the company’s best interests; (2) in all other cases, that the individual’s conduct was at least not opposed to the Company’s best interest; and (3) regarding any criminal proceedings, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or agent.

PRINCIPAL SHAREHOLDERS

The Company’s Articles and Bylaws specifically provide that each shareholder is entitled to own only a single share of stock. Thus, there is no shareholder that has more than one share currently or will own more than one share in the future and no shareholder owns less than or a fractional portion of the single share. No single shareholder owns more than 5 percent of the outstanding common stock. As described below, each director, except Dr. Lionel Reilly, is a holder of one share of stock.

Name of Beneficial Owner	Shares Beneficially Owned	Nature of Beneficial Ownership	Percentage of Class
Dr. Buddy D. Ray	1	By Mayfield Veterinary Clinic	*
Dr. Steven E. Wright	1	By Millard Veterinary Clinic	*
Dr. Chester L. Rawson	1	By Veterinary Associates	*
Dr. G.W. Buckaloo, Jr.	1	G.W. Buckaloo, Jr.	*
Dr. Tom Latta	1	By Hansford County Veterinary Hospital	*
Dr. Michael B. Davis	1	By Carroll Veterinary Clinic	*
Dr. Amy Lynne Hinton	1	By Companion Animal Veterinary Services	*
Dr. William Swartz	1	Bill Swartz, D.V.M. d/b/a Clocktower Animal Hospital	*

*	Less than one percent

DESCRIPTION OF COMMON STOCK

The Company has total authorized capital stock of 30,000 shares of common stock, with a par value of $1.00 per share. Our shareholders approved the change from no par value at the Annual Meeting held on August 20, 1999. As of April 30, 2003, 1,774 shares of common stock were outstanding held by 1,774 shareholders.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board out of funds legally available therefor. The Company does not anticipate paying dividends on the common stock in the foreseeable future. See “Dividend Policy.”

In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock are, and the share of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. The Company does not have any preferred stock authorized, and has not issued any stock options, stock option plans, warrants, or other outstanding rights or entitlements to common stock.

Our stock has several ownership restrictions. Under Article V of our Articles of Incorporation, unless otherwise approved by our Board of Directors, the Company can sell shares of stock only to: 1) individual licensed veterinarians; or 2) any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians. Additionally, the Company may also sell shares to veterinary practices which are locally operated but owned by a non-local entity. No solo practitioner nor practice with multiple veterinarians may own more than one share and veterinarians involved in a multiple veterinary practice may not own stock if the practice itself already owns one share or if any of that veterinarian’s fellow practitioners own a share.

In the event that a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. The Company also has the option to repurchase its stock if a shareholder owes money to the Company and fails to make payments by the due date at the price the shareholder paid for the stock.

As a shareholder you are not permitted to sell, assign, or otherwise transfer (including through any pledge or hypothecation) your share of stock except in compliance with the Company’s Articles and Bylaws, which permit a sale only back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company will repurchase the share of stock within ninety (90) days of receiving such written notice, at the price paid by the shareholder for such share of stock. The Company must also repurchase the share of stock in the event of the death of a shareholder, at the price the deceased shareholder paid for such share of stock.

Our Board of Directors is composed of eight (8) shareholders who are elected for 3-year staggered terms from eight geographic districts. Each director’s professional practice must be located in the district in which he or she is elected from at the time of the election. Under our Bylaws, our Board of Directors, at its discretion, and no more frequently than annually, may alter the boundaries of each geographic district to more accurately represent an equitable number of shareholders.

Our Board of Directors is divided into three staggered classes of directors. The appropriate class of directors is elected at each annual meeting of our shareholders. Each director serves a three year term and can be re-elected for one additional three-year term. In addition to the eight (8) voting directors, the Board of Directors also includes non-voting members which are appointed by the eight (8) directors.

Our Articles of Incorporation may be amended by the affirmative vote of more than 60% of the members of the Board of Directors unless either one of the following is applicable: 1) if half or more of the seats of the Board of Directors are vacant, then 75% or more affirmative vote of the remaining sitting members shall be required; or 2) the Nebraska Business Corporation Act requires otherwise. Under the Nebraska Business Corporation Act, the Board of Directors may adopt the following amendments without shareholder action: 1) to extend the duration of the Company; 2) to delete the names and addresses of the initial directors; 3) to delete the name and address of the initial registered agent or registered office; 4) to change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the Company has only shares of that class outstanding; 5) to change the Company name by substituting the word corporation, incorporated, company, or limited, or the abbreviation corp., inc., co., or ltd., for a similar word or abbreviation in the name, or by adding, deleting, or changing a geographical attribution for the name; or 6) to make any other change expressly permitted by the Nebraska Business Corporation Act to be made without shareholder action. Otherwise, an amendment must be approved by a majority of shareholder votes entitled to be cast unless the amendment would create dissenters’ rights, in which case a two-thirds majority of the votes entitled to be cast on the amendment is required.

Our Articles and Bylaws prevent a change in control of the Company, as they specifically provide that each shareholder is entitled to own only a single share of stock. Therefore, there is no shareholder that has more than one share or can own more than one share.

SHARES ARE NOT ELIGIBLE FOR FUTURE SALE

As a shareholder you are not permitted to sell, assign, or otherwise transfer (including through any pledge or hypothecation) your share of stock except in compliance with the Company’s Articles and Bylaws, which permit a sale only back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company will repurchase the share of stock within ninety (90) days of receiving such written notice, at the price paid by the shareholder for such share of stock. The Company must also repurchase the share of stock in the event of the death of a shareholder, at the price the deceased shareholder paid for such share of stock.

In the event that a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. We also have the option, to repurchase our stock if a shareholder owes money to us and fails to make payments by the due date, for a period of six months after the due date of the debt, at the price the shareholder paid for the stock.

SUBSCRIPTION TO COMPANY STOCK

Plan of Distribution

The Company intends to offer the stock directly by the Company, and no underwriting fees, finder’s fees or commissions will be paid in connection with such offers and sales.

Method of Subscribing

Subscription to the share of Company Common Stock offered hereby may be exercised by completing and signing the attached Subscription Agreement (Exhibit A3) and related Exhibit A documents in accordance with the accompanying Instruction Packet (Exhibit Al) and this Prospectus, and mailing or delivering such Subscription Agreement and related documents together with payment to the Company as designated in the Instruction Packet.

An investor may choose from two payment plans: (1) one payment for the full $3000 cost of the share; or (2) three installments of $1000 each, with the second and third installments due thirty and sixty days after the first installment is paid. The second payment plan is not available to investors located in Nebraska or Louisiana. Under the second payment plan, an investor will not receive a stock certificate until the final installment payment is received by the Company. If an investor fails to make any scheduled installment payments, the Company has the option of returning the installment payments previously paid by the investor, less any amounts due to the Company for products purchased by such investor.

By executing and submitting the Subscription Agreement, each subscriber agrees to be bound by all the terms and conditions thereof.

All Subscription Agreements are subject to acceptance by the Company and may be rejected by the Company in its sole discretion.

LEGAL MATTERS

The validity of the shares of common stock being offered by the Company will be passed upon for the Company by Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP, which has acted as counsel to the Company in connection with this offering.

EXPERTS

The financial statements of the Company as of July 31, 2000, July 31, 2001 and July 31, 2002 included in this prospectus have been audited by Quick & McFarlin, P.C. as stated in the report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

With respect to the shares of common stock offered hereby, the Company has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act. As permitted by SEC rules, this prospectus does not contain all of the information set forth in the registration statement and the amendments and exhibits thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the registration statement and the amendments and exhibits thereto.

Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement or subsequent amendments, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. A copy of the registration statement and the amendments and exhibits thereto may be inspected without charge at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Commission upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

We intend to provide our shareholders with annual reports containing financial statements audited by an independent accounting firm and make available upon request quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

Independent Auditor’s Report

To the Board of Directors and Stockholders

Professional Veterinary Products, Ltd.

Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity, and cash flows for the three years ended July 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2002 and 2001, and the results of their operations and their cash flows for the three years ended July 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the financial statements, these consolidated financial statements for the periods ended July 31, 2001 and 2000 have been restated for the change in accounting for the investment in an affiliate, for stock subscriptions receivable, and for certain reclassifications relating to sales promotion revenue.

Quick & McFarlin, P.C.

Omaha, Nebraska

October 14, 2002

To the Board of Directors and Stockholders

Professional Veterinary Products, Ltd.

Omaha, NE

INDEPENDENT ACCOUNTANT’S REPORT

We have reviewed the accompanying consolidated balance sheet of Professional Veterinary Products, Ltd. (a Nebraska Corporation) and subsidiaries as of April 30, 2003, and the related statements of consolidated income for the three and nine month periods ended April 30, 2003 and 2002 and the consolidated statements of cash flows for the nine month periods ended April 30, 2003 and 2002. We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Professional Veterinary Products, Ltd.

A review of interim financial information consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The July 31, 2002 balance sheet included in these financial statements was audited by us. Our audit report dated October 14, 2002 expressed an unqualified opinion on that balance sheet.

Quick & McFarlin, P.C.

Omaha, Nebraska

June 10, 2003

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

As of July 31, 2002 and July 31, 2001 (Restated)

and

As of April 30, 2003

(Unaudited)

(in thousands, except share data)

	July 31,		April 30, 2003
	2002	2001
		Restated	Unaudited
ASSETS
CURRENT ASSETS
Cash	$1,324	$657	$2,449
Accounts receivable, trade—net of allowance for doubtful accounts of $353 in 2002, $0 in 2001 and $527 in 2003	16,817	15,783	28,807
Accounts receivable, related parties	2,875	2,490	4,397
Inventory	36,991	22,342	53,571
Deferred tax asset	146	37	146
Prepaid expenses and other current assets	36	251	224

Total Current Assets	58,189	41,560	89,594

NET PROPERTY AND EQUIPMENT	8,719	7,483	10,531

OTHER ASSETS
Intangible assets—net of accumulated amortization of $83 in 2002, $66 in 2001 and $10 in 2003	168	185	15
Intangible retirement asset	—	—	1,230
Investment in unconsolidated affiliates	1,491	1,513	1,491
Cash value life insurance	67	33	294
Other assets	—	—	31

Total Other Assets	1,726	1,731	3,061

TOTAL	$68,634	$50,774	$103,186

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable, bank	$6,897	$4,294	$17,397
Current portion of long-term debt and capital lease obligation	496	456	637
Accounts payable, trade	44,007	31,950	60,674
Accounts payable, related parties	1,680	535	3,127
Other current liabilities	2,583	1,532	3,908

Total Current Liabilities	55,663	38,767	85,743

LONG-TERM LIABILITIES
Long-term debt and capital lease obligation	5,076	5,565	4,897
Accrued retirement benefits, less current portion	—	—	1,230
Deferred tax liability	343	131	340

Total Long-Term Liabilities	5,419	5,696	6,467

Total Liabilities	61,082	44,463	92,210

STOCKHOLDERS’ EQUITY
Common stock, $1 par value; authorized 30,000 shares; issued and outstanding 1,544 shares (2002), 1,534 shares (2001) and 1,774 Shares (April 30, 2003)	2	2	2
Paid-in capital	4,547	4,415	5,169
Retained earnings	3,003	1,894	5,805

Total Stockholders’ Equity	7,552	6,311	10,976

TOTAL	$68,634	$50,774	$103,186

See accompanying notes to consolidated financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Consolidated Statements of Income

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share amounts)

	July 31,			April 30,
	2002	2001	2000	2003	2002
		Restated	Restated	Unaudited	Unaudited
NET SALES AND OTHER REVENUE	$239,922	$197,523	$176,275	$217,886	$177,766

COST OF SALES	219,851	181,660	161,934	194,168	162,697

Gross profit	20,071	15,863	14,341	23,718	15,069

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	17,928	14,543	12,931	19,086	12,320

Operating income	2,143	1,320	1,410	4,632	2,749

OTHER INCOME (EXPENSE)
Interest income	477	504	373	539	344
Interest expense	(850)	(1,006)	(862)	(791)	(633)
Other	—	(3)	(44)	—	—
Equity in loss of affiliate	(22)	(121)	(9)	—	—

Total other income (expense)	(395)	(626)	(542)	(252)	(289)

Income before taxes	1,748	694	868	4,380	2,460

Income tax expense	639	307	321	1,578	897

NET INCOME	$1,109	$387	$547	$2,802	$1,563

NET EARNINGS PER SHARE OF COMMON STOCK	$717.14	$267.58	$430.55	$1,642.02	$1,010.10

Weighted average common shares outstanding	1,546	1,447	1,271	1,706	1,547

See accompanying notes to consolidated financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Period Ended April 30, 2003

(Unaudited)

(in thousands, except Common Shares Issued)

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE AT JULY 31, 1999	1,188	$1	$3,352	$960	$4,313

Issuance of stock	211	—	633	—	633
Redemption of stock	(18)	—	(54)	—	(54)
Net change in Accounts receivable, stock	—	—	62	—	62
Net income	—	—	—	547	547

BALANCE AT JULY 31, 2000	1,381	1	3,993	1,507	5,501

Issuance of stock	172	1	515	—	516
Redemption of stock	(19)	—	(57)	—	(57)
Net change in Accounts receivable, stock	—	—	(36)	—	(36)
Net income	—	—	—	387	387

BALANCE AT JULY 31, 2001	1,534	2	4,415	1,894	6,311

Issuance of stock	36	—	108	—	108
Redemption of stock	(26)	—	(77)	—	(77)
Net change in Accounts receivable, stock	—	—	101	—	101
Net income	—	—	—	1,109	1,109

BALANCE AT JULY 31, 2002	1,544	2	4,547	3,003	7,552

Issuance of stock	256	—	768	—	768
Redemption of stock	(26)	—	(78)	—	(78)
Net change in Accounts receivable, stock	—	—	(68)	—	(68)
Net income	—	—	—	2,802	2,802

BALANCE AT APRIL 30, 2003	1,774	$2	$5,169	$5,805	$10,976

See accompanying notes to consolidated financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands)

	Year Ended			Nine Months Ended
	July 31, 2002	July 31, 2001	July 31, 2000	April 30, 2003	April 30, 2002
		Restated	Restated	Unaudited	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,109	$387	$547	$2,802	$1,563

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	619	563	443	866	502
Loss on sale of property	—	3	43	—	—
Equity in loss of affiliate	22	121	9	—	—
(Increase) decrease in:
Receivables	(1,419)	2,362	(10,175)	(13,512)	(7,141)
Inventories	(14,649)	6,084	(15,839)	(16,580)	(21,355)
Other current assets	215	805	(255)	(188)	(33)
Deferred tax asset	(109)	(37)	—	—	—
Cash value life insurance	(34)	(2)	(30)	(227)	—
Increase (decrease) in:
Accounts payable	13,202	(4,751)	19,059	18,114	18,462
Other current liabilities	1,051	(416)	512	1,325	560
Deferred tax liability	212	137	(6)	(3)	(65)

Total adjustments	(890)	4,869	(6,239)	(10,205)	(9,070)

Net cash from operating activities	219	5,256	(5,692)	(7,403)	(7,507)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,839)	(287)	(5,292)	(2,526)	(240)
Purchase of investments	—	—	(1,500)	(31)	(426)
Proceeds from sale of property	—	—	115	—	—

Net cash from investing activities	(1,839)	(287)	(6,677)	(2,557)	(666)

CASH FLOWS FROM FINANCING ACTIVITIES
Net short-term borrowings	2,604	(3,923)	6,216	10,500	8,315
Payments on long-term debt	(449)	(412)	(2,580)	(380)	(333)
Proceeds from long-term debt			6,600	—	—
Bank overdraft	—	(399)	399	—	—
Proceeds from capital lease obligations	—	—	—	343	—
Net proceeds from issuance of common stock	132	422	641	622	128

Net cash from financing activities	2,287	(4,312)	11,276	11,085	8,110

Net increase (decrease) in cash	667	657	(1,093)	1,125	(63)
Cash at beginning of year	657	—	1,093	1,324	657

Cash at end of year	$1,324	$657	$—	$2,449	$594

Supplemental disclosure of cash flow information:
Interest paid	$859	$1,052	$774	$744	$610

Income taxes paid	$86	$560	$106	$742	$128

See accompanying notes to consolidated financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(1)	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Professional Veterinary Products, Ltd. was incorporated in the State of Missouri in 1982. The corporation was domesticated in Nebraska on September 22, 1999. The corporation was formed to buy, sell, and warehouse pharmaceuticals and other veterinary related items. The purpose of the corporation is to act as a wholesale distributor primarily to shareholders. Shareholders are limited to the ownership of one share of stock and must be a licensed veterinarian or business entity comprised of licensed veterinarians.

Exact Logistics, LLC was organized in the State of Nebraska on December 6, 2000. This limited liability company is 100% owned by Professional Veterinary Products, Ltd. The purpose of the LLC is to act as a logistics partner for warehousing and shipping products to other distributors.

ProConn, LLC was organized in the State of Nebraska on December 6, 2000. This limited liability company is 100% owned by Professional Veterinary Products, Ltd. The purpose of the LLC is to act as a supplier of animal health products to the producer or consumer.

Professional Veterinary Products, Ltd., Exact Logistics, LLC and ProConn, LLC are presented as consolidated financial statements because they are related through common ownership and control. Their accounting policies follow generally accepted accounting principles and conform to the common practices of the industry in which they are engaged. Exact Logistics, LLC and ProConn, LLC are single member limited liability companies with Professional Veterinary Products, Ltd. as their only corporate member. They have elected to be treated as an unincorporated branch of the parent entity for financial and income tax purposes. All income taxes of the unincorporated branches are reflected on these financial statements and are the responsibility of the parent entity.

Summary of significant accounting policies:

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Professional Veterinary Products, Ltd. and its wholly owned subsidiaries. The term “Company” used herein means Professional Veterinary Products, Ltd. and its subsidiaries, unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which the Company exercises significant influence, but not control, are accounted for using the equity method of accounting. Investments in companies in which the Company has less than a 20% ownership interest, and does not exercise significant influence, are accounted for at cost.

(b)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. While actual results could differ from these estimates, management believes these estimates are reasonable.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(1)	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(c)	Concentration of cash balances:

The Company’s cash funds are located in a single financial institution. The bank accounts, at times, exceeded the $100,000 federally insured limit.

(d)	Accounts receivable:

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management’s estimate of the amount of receivables that will actually be collected. The Company writes off an account when it is considered to be uncollectible. The allowance for doubtful accounts was $527 at April 30, 2003 and $353 and $0 at July 31, 2002 and 2001, respectively.

(e)	Inventory:

Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method of valuation. All products included in inventory are finished goods held for resale.

(f)	Property, equipment and depreciation:

Property and equipment are stated at cost. Depreciation expense was $604, $537, and $426 for the years ended July 31, 2002, 2001, and 2000, respectively. Depreciation expense was $714 for the period ended April 30, 2003. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Building	40 years
Furniture, Fixtures and Equipment	7 years
Computer Equipment	5 years
Software	3 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

Major additions and betterments that extend the useful lives of property and equipment are capitalized and depreciated over their estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred. Property, plant and equipment are reviewed annually for impairment in accordance with SFAS No. 121.

(g)	Cash and cash equivalents:

The corporation considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(1)	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)	Intangible assets and goodwill:

Amortization expense for goodwill and other intangibles was $153 for April 30, 2003 and $84, $87, and $25 for July 31, 2002, 2001 and 2000, respectively. Management periodically evaluates the recoverability of goodwill and other intangible assets which would be adjusted for a permanent decline in value, if any, as measured by the recoverability from projected future cash flows from the acquired businesses. These analyses necessarily involve significant management judgment. Amortization has been computed on intangible assets as follows:

Goodwill	15 and 20 years, straight-line
Loan fees	term of the related note, straight-line (amortized expense is included in interest)
Trademark	15 years, straight-line

(i)	Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and the Uniform Capitalization Rules of IRS Code Sec. 263A (capitalization of direct and indirect costs associated with resale activities). The deferred tax asset and liability represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

(j)	Revenue recognition:

In accordance with generally accepted accounting principles, revenue is recognized when the transaction is both realized or realizable and earned. The Company recognizes revenue when the customer receives the product. Shipping terms are generally FOB customer. The Company and/or its shipper have the risk of loss until delivery to the customer. Upon receipt of the product by the customer, title and risk of loss passes to that customer. The Company sells animal health products which constitute all of its gross sales.

There are two major types of transactions that affect the flow of products to the Company’s customers. Traditional “buy/sell” transactions account for approximately ninety percent of the Company’s business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, and invoiced to the customer, followed by payment from the customer to the Company. In most traditional “buy/sell” transactions the Company, rather than the manufacturer, sets the price of the products.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(1)	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

There are a few product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product. The manufacturer retains title in accordance with the distribution agreements for these products. Within these agreements the manufacturer determines if any promotional funds or rebates will be given to the Company. These “consignment” transactions account for approximately five percent of the Company’s business. The Company inventories these products for the manufacturer but does not pay the manufacturer until the product is sold to the customer and reported to the manufacturer. The Company is responsible for maintaining insurance on the products, but the value of the product is not included in the inventory for accounting purposes.

(k)	Advertising:

The Company expenses advertising costs as incurred. Advertising expense was $37 and $23 for the nine months ended April 30, 2003 and 2002, respectively and $32, $30 and $25 for the years ended 2002, 2001 and 2000, respectively.

(l)	Direct shipping and handling costs:

Freight and other direct shipping costs are included in “Cost of sales” on the Consolidated Statements of Income. Direct handling costs are reflected in “Operating, general and administrative expenses.” Such costs represent direct compensation costs of employees who pick, pack, and otherwise prepare merchandise for shipment to the Company’s customers.

(m)	Fair value of financial instruments:

The carrying amounts reported on the balance sheets approximate the fair value for cash, short-term borrowings, and all other variable rate debt (including borrowings under credit agreements). The carrying amounts reported for long-term debt approximate fair value because the interest approximates current market rates for financial instruments with similar maturities and terms.

(n)	Assets—Recognition and measurement of impairment:

The Company’s policy is to recognize an impairment loss in accordance with SFAS No. 121 if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. The Company reviews long-lived assets and identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. An impairment loss recognized would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. No current impairment exists and none have been recognized.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(1)	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(o)	Earnings per share:

Financial Accounting Standards Board Statement No. 128, Earnings per Share (“SFAS No. 128”) promulgates accounting standards for the computation and manner of presentation of the Company’s earnings per share data. Under SFAS No. 128 the Company is required to present basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There are no securities that are convertible to common stock that would cause further dilution. The weighted average number of common shares outstanding was 1,706 at April 30, 2003 and 1,546, 1,447 and 1,271 at July 31, 2002, 2001 and 2000, respectively.

(p)	Reclassifications:

Certain prior year amounts have been reclassified to conform to the July 31, 2002 presentation.

(q)	New accounting pronouncements:

Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, as of the beginning of the current fiscal year. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually, or whenever there is an indication of impairment. SFAS No. 142 requires that any goodwill recorded in connection with an acquisition consummated on or after July 1, 2001 not be amortized. No goodwill was acquired during the nine month period ended April 30, 2003. Intangible assets with finite lives will continue to be amortized over their estimated useful lives and reviewed annually for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For further discussion of the Company’s adoption of SFAS No. 142, see Note 16 to the consolidated financial statements.

Accounting for the Impairment or Disposal of Long-Lived Assets

The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived ssets, as of the beginning of the current fiscal year. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets held for use and for long-lived assets that are to be disposed of by sale. The adoption of this statement had no effect on the Company’s financial position or results of operations.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(1)	OGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Accounting for Asset Retirement Obligations

The Company adopted SFAS No. 143, Accounting for Asset Retirement Obligations, as of the beginning of the current fiscal year. This statement requires the Company to recognize the fair value of a liability associated with the cost the company would be obligated to incur in order to retire an asset at some point in the future. The liability would be recognized in the period in which it is incurred and can be reasonably estimated. The adoption of this statement had no effect on the Company’s financial position or results of operations.

Accounting for Costs Associated with Exit and Disposal Activities

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit and Disposal Activities. This statement addresses costs such as restructuring, involuntary termination of employees and consolidating facilities but excludes from its scope exit and disposal activities that are in connection with a business combination and those activities to which SFAS No. 143 and 144 are applicable. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The Company will assess the impact of adoption of SFAS 146 based on the nature of any exit or disposal activities that are ongoing at that time.

Accounting for Stock-Based Compensation, Transition and Disclosure

In December 2002, the FASB issued SFAS 148 Accounting for Stock-Based Compensation, Transition and Disclosure. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The adoption of SFAS 148 did not have any material impact on the Company’s consolidated financial position or results of operations.

Amendment of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends SFAS 133 Accounting for Derivative Instruments and Hedging Activities, to require more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company believes the adoption of SFAS 149 will have no material impact on its financial statements.

(2)	CONCENTRATION OF CREDIT RISK:

Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade receivables. There were no significant individual receivables at July 31, 2002. One customer comprised 12.8% of the Company’s receivables at April 30, 2003. One customer comprised 12.5% of the Company’s receivables at July 31, 2001.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(3)	REBATES:

At each fiscal year end, the Company nets rebates due to stockholders against accounts receivable. Rebates are paid in the form of credits against future purchases, never in cash. The Company offsets accounts receivable for overcharges on sales in excess of an agreed upon profit margin as follows:

	Year Ended July 31,		Nine Months Ended April 30, 2003
	2002	2001
Accounts receivable, net allowance for doubtful accounts	$26,712	$23,141	$36,777
Less rebates	(7,020)	(4,868)	(3,573)

Accounts receivable, net	$19,692	$18,273	$33,204

Net sales and other revenue reported on the Consolidated Statements of Income were reduced by rebates as follows:

	Year Ended July 31,			Nine Months Ended April 30,
	2002	2001	2000	2003	2002
Gross sales and other revenue	$246,942	$202,391	$182,389	$221,459	$182,801
Less rebates	(7,020)	(4,868)	(6,114)	(3,573)	(5,035)

Net sales and other revenue	$239,922	$197,523	$176,275	$217,886	$177,766

(4)	PROPERTY AND EQUIPMENT:

Major classes of property and equipment consist of the following:

	Year Ended July 31,		Nine Months Ended April 30, 2003
	2002	2001
Land	$954	$954	$1,762
Building	4,715	4,715	5,018
Leasehold improvements	167	—	188
Equipment	4,920	3,247	6,615

	10,756	8,916	13,282
Less—accumulated depreciation	(2,037)	(1,433)	(2,751)

Net property and equipment	$8,719	$7,483	$10,531

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(5)	INVESTMENT IN UNCONSOLIDATED AFFILIATES:

The Company purchased a 20% interest in AAHA Services Corp. in June 2000 for $1,500. The remaining 80% is owned by American Animal Hospital Association (AAHA). The Company determined that it has significant influence over AAHA Services Corp. and accordingly should account for its 20% ownership interest using the “equity method” of accounting for investments. The excess of purchase price over underlying equity in the amount of $1,500 (which represents goodwill) was being amortized by the straight-line method over 20 years. The Company purchased less than a 5% interest in Agri-Laboratories, Ltd., which is carried at cost. The amounts presented on the balance sheet consisted of:

	Year Ended July 31,		Nine Months Ended April 30, 2003
	2002	2001
Equity method investment in AAHA Service Corp net of amortization and 20% equity method profit or loss	$1,347	$1,369	$1,347
Investment in Agri-Laboratories, Ltd. (cost method)	144	144	144

	$1,491	$1,513	$1,491

(6)	COMMON STOCK:

The Company is authorized to issue 30,000 shares of common stock with a par value of $1.00. Issued and outstanding shares amounted to 1,774 at April 30, 2003, 1,544 at July 31, 2002 and 1,534 at July 31, 2001. Holders of common stock are entitled to a) one vote for each share held on matters submitted to a vote of stockholders, b) a ratable share of dividends declared and c) in the event of liquidation or dissolution, a ratable share of earnings after liabilities. Shareholders are not permitted to dispose of their stock except by a sale back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company must redeem for cash the share of stock within ninety days of receiving such notice, at the price the shareholder paid for the share.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(7)	INCOME TAXES:

Significant components of income tax expense are as follows:

	Year Ended July 31,			Nine Months Ended April 30,
	2002	2001	2000	2003	2002
Current
Federal	$498	$198	$315	$1,513	$799
State	38	9	12	62	33

	536	207	327	1,575	832

Deferred
Federal	96	96	(6)	2	62
State	7	4	—	1	3

	103	100	(6)	3	65

Total	$639	$307	$321	$1,578	$897

A reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 34% of income before income taxes to the actual provision for income taxes is as follows:

	Year Ended July 31,			Nine Months Ended April 30,
	2002	2001	2000	2003	2002
Expected tax at U.S. statutory rate	$594	$236	$296	$1,489	$837
State taxes, net of federal effect	26	6	8	72	29
Amortization of godwill	22	24	3	—	—
Nondeductible and other items	(3)	41	14	17	31

	$639	$307	$321	$1,578	$897

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At July 31, the deferred tax asset and liability consisted of the following:

	July 31,		April 30, 2003
	2002	2001
Current deferred tax asset:
Uniform capitalization	$146	$37	$146
Noncurrent deferred tax asset:
Excess of tax over book depreciation	(343)	(131)	(340)

Deferred tax liability, net	$(197)	$(94)	$(194)

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(8)	LONG-TERM DEBT:

Long-term debt is summarized as follows:

	Year Ended July 31,		Nine Months Ended April 30, 2003
	2002	2001
Note payable, maturing in 2009, secured by certain assets, 7.42% interest	$3,764	$3,860	$3,685

Note payable, maturing in 2005, secured by certain assets, 9.10% interest	1,030	1,115	961

Note payable, maturing in 2005, secured by certain assets, 8.66% interest	778	1046	562

	5,572	6,021	5,208
Less current portion	(496)	(456)	(527)

Long-term portion	$5,076	$5,565	$4,681

The aggregate scheduled maturities of long-term debt obligations for the five years subsequent to July 31, 2002 are as follows:

2003	$496
2004	538
2005	1,126
2006	136
2007	146
Thereafter	3,130

$5,572

At July 31, 2002, the Company had in place a revolving line of credit that provides for borrowings up to $15,000. This agreement, scheduled to expire in December 2002, was extended until May 2003. The short-term borrowing amounts outstanding under this credit facility were $6,897 and $4,294 at July 31, 2002 and 2001, respectively. Interest is payable at .25% under the U.S. Bank National Association Reference Rate. The weighted average interest rates of borrowings outstanding under the revolving credit agreement were 5.00% and 8.35% for 2002 and 2001, respectively. The line of credit is secured by substantially all of the Company’s assets.

Under these debt and credit agreements, the Company is required to maintain certain net worth and leverage ratios. The Company was in compliance with all covenants under the borrowing agreements at July 31, 2002 and 2001.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(9)	COMMITMENTS AND CONTINGENT LIABILITIES—LEASES:

The Company has operating leases covering certain property, equipment, and computer hardware and software expiring at various dates through 2007. The following is a schedule of future minimum rental payments required under non-cancelable operating leases at:

	July 31, 2002	April 30, 2003
2003	$544	$816
2004	447	750
2005	420	616
2006	380	501
2007	382	126

	$2,173	$2,809

Total lease expense was $576 and $302 for the nine months ended April 30, 2003 and 2002 and $443, $399 and $275 for 2002, 2001 and 2000, respectively.

In February 2003, the Company purchased equipment by using a capital lease in the amount of $343, with interest at 4.58% and monthly payments of $10 through February 2006. Leases that meet the criteria for capitalization are recorded in the accompanying financial statements as assets, and the related obligations are recorded at the present value of future minimum rental payments. The asset is depreciated over the estimated useful life of the equipment, which management has estimated to be five years. Depreciation of the asset under the capital lease is included in depreciation expense. Accumulated depreciation was $26 at April 30, 2003.

The future minimum lease payments under the capital lease that have initial or non-cancelable lease terms in excess of one year at April 30, 2003 are as follows:

Nine Months Ended April 30,	Capital Lease
2003	$123
2004	123
2005	101
2006	—
2007	—

347
Less—interest on capital lease	22

Net present value of minimum lease obligations	325
Less—current portion	110

Long-term portion	$215

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(10)	COMMITMENTS AND CONTINGENT LIABILITIES—OTHER:

The Company is required by its Articles of Incorporation to repurchase stock within 90 days of receiving written notice from the shareholder requesting redemption of their stock. The redemption amount is the original purchase price of the stock paid by the shareholder. The Company was contingently liable for $4.5 million as of July 31, 2002 and $5.2 million as of April 30, 2003.

The Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions have resulted in lawsuits where the Company is a defendant. Management believes that the ultimate obligations if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and that such obligations, if any, would be adequately covered by insurance.

(11)	RELATED PARTY TRANSACTIONS:

In the normal course of business the Company sells to its affiliate, board of directors, and key employees under normal terms and conditions. Accounts receivable, related parties on the balance sheet include amounts receivable on demand as of July 31 from the following:

	Year Ended July 31,		Nine Months Ended April 30, 2003
	2002	2001
Affiliate (AAHA)	$2,683	$2,286	$4,253
Board of Directors	189	197	132
Officers and employees	3	7	12

	$2,875	$2,490	$4,397

Net sales on the Consolidated Statements of Income include sales to related parties as follows:

	Year Ended July 31,			Nine Months Ended April 30,
	2002	2001	2000	2003	2002
Affiliate (AAHA)	$14,433	$8,761	$4,080	$15,816	$10,050
Board of Directors	3,292	2,857	3,238	2,212	2,540
Officer and employees	57	103	25	55	45

	$17,782	$11,721	$7,343	$17,992	$12,635

Accounts payable, related parties on the balance sheet consist of $1,680 and $535 due to Agri-Laboratories as of July 31, 2002 and 2001, respectively. Purchases from Agri-Laboratories were $14,890, $10,518, and $6,894 for 2002, 2001, and 2000, respectively.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(12)	PROFIT-SHARING AND 401(K) RETIREMENT PLAN:

The Company provides a non-contributory profit-sharing plan covering all full-time employees who qualify as to age and length of service. It has been the Company’s policy to make contributions to the plan as provided annually by the Board of Directors. The total provision for the contribution to the plan was $490, $341 and $348 for 2002, 2001 and 2000, respectively. The total provision for the contribution to the plan was $477 and $326 for the nine months ended April 30, 2003 and 2002, respectively.

The Company also provides a contributory 401(k) retirement plan covering all full-time employees who qualify as to age and length of service. It is the Company’s policy to match a maximum 15% employee contribution with a 3% contribution. The total provision to the plan was $94, $142 and $115 for the years ended July 31, 2002, 2001 and 2000, respectively.

(13)	SEGMENT INFORMATION:

During the quarter ended January 31, 2003, the Company changed its reporting segments to reflect how the company now manages its operations. The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of pharmaceuticals and other veterinary related items. This segment distributes products primarily to Company shareholders, who are licensed veterinarians or business entities comprised of licensed veterinarians. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products. The Logistic Services segment serves its customers by consolidating, packaging and delivering animal health products closer to the final destination, resulting in reduced freight costs and improved delivery performance. The Direct Customer Services segment is as a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment’s trucking operations transport the products directly to the producer or consumer.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in the Company’s consolidated financial statements and footnotes thereto included in the Annual Report on form 10-K for the year ended July 31, 2002, filed with the SEC. The Company evaluates performance based on profit or loss from operations before income taxes.

The Company’s reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Previously, the Company disclosed one reportable segment.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(13)	SEGMENT INFORMATION (continued):

The following table summarizes the Company’s operations by business segment:

	Wholesale Distribution	Logistics Services	Direct Customer Services	Eliminations	Consolidated Total
Three months ended April 30, 2003
Net sales and other revenue	$74,107	$275	$5,406	$(5,164)	$74,624
Cost of sales	66,221	240	4,571	(5,295)	65,737
Operating, general and administrative expenses	5,282	1	1,003	—	6,286
Operating income	2,607	33	(169)	130	2,601
Income before taxes	2,574	33	(164)	130	2,573

Three months ended April 30, 2002
Net sales and other revenue	63,131	609	—	(609)	63,131
Cost of sales	56,706	583	—	(583)	56,706
Operating, general and administrative expenses	4,799	—	—	—	4,799
Operating income	1,626	26	—	(26)	1,626
Income before taxes	1,510	26	—	(26)	1,510

Nine months ended April 30, 2003
Net sales and other revenue	216,331	1,619	18,448	(18,512)	217,886
Cost of sales	195,232	1,521	15,869	(18,454)	194,168
Operating, general and administrative expenses	16,473	1	2,612	—	19,086
Operating income	4,628	96	(33)	(59)	4,632
Income before taxes	4,381	96	(38)	(59)	4,380

Nine months ended April 30, 2002
Net sales and other revenue	177,766	1,684	—	(1,683)	177,766
Cost of sales	162,697	1,658	—	(1,658)	162,697
Operating, general and administrative expenses	12,320		—	—	12,320
Operating income	2,749	25	—	(25)	2,749
Income before taxes	2,460	25	—	(25)	2,460

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(14)	RESTATEMENT OF FINANCIAL STATEMENTS:

Subsequent to the issuance of the Company’s 2001 consolidated financial statements and the filing of its 2001 Annual Report on Form 10-K with the SEC, the Company’s management determined that the accounting related to the equity method investment in AAHA Services Corp. and the accounting for sales promotion monies received from various manufacturers would require restatement of the financial statements.

The Company’s restatement reflects the change of accounting for the investment in AAHA Services Corp. from the cost method to the equity method. It also reflects the reclassification of promotion monies received from manufacturers. Formerly, the Company had recorded promotion monies as revenue. The restatement reflects the change to record promotion monies as a reduction of operating, general and administrative expenses. The restatement of promotion monies had no effect on operating income or net income for the periods presented.

The effect on net income from these restatements is shown in the following table:

	2001	2000
Net income as previously reported	$509	$556
Impact of restatement for equity in loss of affiliate	(122)	(9)

Net income as restated	$387	$547

The principal effect of these items on the accompanying financial statements is set forth below:

	Consolidated Statements of Income
	Year Ended July 31, 2001			Year Ended July 31, 2000
	Previously Reported	Effect of Restatement	As Restated	Previously Reported	Effect of Restatement	As Restated
Net sales and other revenue	$199,340	$(1,817)	$197,523	$178,547	$(2,272)	$176,275
Cost of sales	181,660	—	181,660	161,934	—	161,934

Gross profit	17,680	(1,817)	15,863	16,613	(2,272)	14,341

Operating, general & administrative expenses	16,360	(1,817)	14,543	15,203	(2,272)	12,931

Operating income	1,320	—	1,320	1,410	—	1,410

Other income	(504)	—	(504)	(533)	—	(533)
Equity in loss of affiliate	—	(122)	(122)	—	(9)	(9)

Income before taxes	816	(122)	694	877	(9)	868

Income tax expense	307	—	307	321	—	321

Net Income	$509	$(122)	$387	$556	$(9)	$547

Net income per share	$351.55	$(83.97)	$267.58	$437.93	$(7.38)	$430.55

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(14)	RESTATEMENT OF FINANCIAL STATEMENTS (continued):

For the fiscal year ended 2001, accounts receivable—stock was reclassified to paid-in capital.

	Consolidated Balance Sheet
	As of July 31, 2001
	Previously Reported	As Restated
Investments in unconsolidated affiliate	$1,644	$1,513

Total assets	50,982	50,737

Paid-in capital	4,529	4,415

Retained earnings	2,025	1,894

Total stockholders’ equity	6,557	6,311

(15)	SELECTED QUARTERLY FINANCIAL DATA:

The following presents certain unaudited quarterly financial data and certain audited, restated year-end financial data:

	Quarters ended				Year ended July 31, 2001
	October 31, 2000	January 31, 2001	April 30, 2001	July 31, 2001
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Revenues	$49,755	$46,345	$50,774	$50,648	$197,523
Gross profit	3,500	3,698	3,751	4,914	15,863
Operating income	697	19	(120)	724	1,320
Net income	254	(148)	(82)	363	387
Net income per share	$183.00	$(104.39)	$(56.33)	$240.23	$267.58
Weighted average common shares outstanding	1,388	1,420	1,465	1,515	1,447

	Quarters ended				Year ended July 31, 2002
	October 31, 2001	January 31, 2002	April 30, 2002	July 31, 2002
	(Restated)	(Restated)
Revenues	$59,153	$55,483	$63,131	$62,155	$239,922
Gross profit	4,336	4,308	6,425	5,002	20,071
Operating income	738	418	1,626	(639)	2,143
Net income	342	110	1,112	(455)	1,109
Net income per share	$222.40	$70.43	$717.93	$(293.83)	$717.14
Weighted average common shares outstanding	1,536	1,557	1,548	1,544	1,546

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended July 31, 2002, 2001 (Restated) and 2000 (Restated)

and

Nine Month Periods Ended April 30, 2003 and 2002

(Unaudited)

(in thousands, except per share data)

(16)	GOODWILL AND OTHER INTANGIBLE ASSETS;

The Company adopted SFAS No. 142 as of the beginning of the current fiscal year. SFAS No. 142, among other things, eliminates the amortization of goodwill and intangible assets with indefinite useful lives. At the beginning of the current fiscal year, the Company reviewed existing goodwill for impairment. Only goodwill associated with the acquisition of a cost-method investment was determined to be impaired and the amount of $151 was charged to operating, general, and administrative expenses.

Loan origination fees constitute the Company’s intangible asset subject to amortization. The original loan origination fee subject to amortization was $20. Accumulated amortization was $8, $7 and $6 for April 30, 2003, July 31, 2002 and 2001, respectively. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense of $1, for the nine months ended April 30, 2003 and 2002 and $2 for the years ended July 31, 2002, 2001 and 2000, is included in interest expense on the Consolidated Statements of Income. The estimated aggregate amortization expense for the five succeeding fiscal years is $10.

According to SFAS No. 142, the Company trademark is not subject to amortization and will be reviewed for impairment, at least annually, or whenever there is an indication of impairment. The Company trademark had a carrying amount of $4 at April 30, 2003 and July 31, 2002 and 2001.

An intangible asset not subject to amortization, according to Accounting Principles Board Opinion No. 18, is the goodwill associated with the equity method investment in an unconsolidated affiliate (AAHA Service Corp.) This intangible asset has a carrying amount of $1,347, $1347 and $1,369 at April 30, 2003, July 31, 2002 and July 31, 2001, respectively.

(17)	EXECUTIVE RETIREMENT OBLIGATION:

On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan. The plan is unfunded and is not subject to ERISA requirements. While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $226 at April 30, 2003.

(18)	UNAUDITED INTERIM FINANCIAL STATEMENTS

The financial statements as of April 30, 2003 and for the nine months ended April 30, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulations S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the nine months ended April 30, 2003 are not necessarily indicative of the results that may be expected for the full year. All financial statement amounts and disclosures related to the nine month periods ended April 30, 2003 and 2002 are unaudited.

EXHIBIT A1

INSTRUCTIONS TO SUBSCRIBERS

Qualified persons wishing to subscribe for one share of Common Stock (the “Stock”), par value $1.00, of Professional Veterinary Products, Ltd. (the “Company”), are required to complete the documents in this Subscription Booklet. PLEASE DO NOT REMOVE ANY OF THE DOCUMENTS. An additional copy of the documents in this Subscription Booklet will be delivered to you.

1. Purchaser Questionnaire. (Exhibit A2) Please provide all information requested on the Purchaser Questionnaire.

2. Subscription Agreement. (Exhibit A3) Please complete the Subscription Agreement in the following manner:

a.	Complete the appropriate signature page.

b.	If the subscriber is a partnership, corporation, limited liability company or other business entity the appropriate signature page in the Subscription Agreement should be completed. Special procedures are required for execution and additional documentation may be required as set forth in the Subscription Agreement.

3. Delivery Instructions. After you have completed the Purchaser Questionnaire and Subscription Agreement, please deliver or mail this entire Subscription Booklet to:

Professional Veterinary Products, Ltd.

10077 South 134th Street

Omaha, Nebraska 68138

Attn: Vicki Frederick

If you have any questions concerning completion of the documentation, please call Vicki Frederick at (402) 331-4440.

A1-1

EXHIBIT A2

PURCHASER QUESTIONNAIRE

1.	The Name of the Practice is:________________________________________________________________________.

2.	The Practice is a: Sole Proprietorship; Partnership; Corporation Limited Liability Company

3.	If the Practice is a Sole Proprietorship, the Doctor’s name is:________________________________________________.

4.	If the Practice is a Partnership, the partners names are: _____________________________________________________
_______________________________________________________________________________________________.

5.	If the Practice is a Partnership, the managing partner with whom Professional Veterinary Products, Ltd. is to communicate: _______________________________________________________________________________________________.

6.	If the Practice if a Corporation, the President’s name is: _____________________________________________________.

7.	If the Practice is a Limited Liability Company, the name of the manager is or designate that the company is managed by its members: _______________________________________________________________________________________________
_______________________________________________________________________________________________.

8.	If the Practice is a Limited Liability Company managed by its members, the member Professional Veterinary Products, Ltd. is to communicate with is: _______________________________________________________________________________
_______________________________________________________________________________________________.

9.	The mailing address of the Practice for correspondence and product delivery is:

Practice name: _____________________________________________

Address: _________________________________________________

City, State Zip Code: ________________________________________

Phone Number: ____________________________________________

Fax Number: _______________________________________________

Email Address: _____________________________________________

Federal Employer I.D. Number: _________________________________

or Social Security Number: _______________________________

Please attach a copy of your Federal D.E.A. Certificate.

Computer System:              Hardware:                              Software:

Names of persons placing orders with PVPL:______________________________________________________

________________________________________________________________________________________.

Names of veterinarians (other than partners listed above) in the practice:_________________________________

________________________________________________________________________________________.

8.	Bank name and address: _____________________________________________________________________________.

Bank phone number:________________________________________________________________________________.

Contact person at the Bank:___________________________________________________________________________.

9.	Exact name of Individual, Partnership, Corporation or Limited Liability Company to whom stock certificate is to be issued:
_______________________________________________________________________________________________.

A2-1

EXHIBIT A3

SUBSCRIPTION AGREEMENT

Professional Veterinary Products, Ltd.

Professional Veterinary Products, Ltd.

10077 South 134th Street

Omaha, Nebraska 68138

Ladies and Gentlemen:

1. Subscription. Subject to acceptance by the Company, the undersigned hereby subscribes to purchase one share of Common Stock (the “Stock”), par value $1.00, indicated below in accordance with the terms of this Agreement, and the Prospectus of the Company dated September     , 2003 relating to the Stock.

This subscription may be rejected by the Company in its sole discretion.

2. Representations and Warranties. The undersigned represents and warrants to the Company as follows:

(a) The undersigned has received the Prospectus.

(b) The undersigned is:              an individual licensed veterinarian; or              any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians. (Please check appropriate status).

3. Miscellaneous.

(a) The undersigned agrees not to transfer or assign this Agreement, or any of the undersigned’s interest herein, and further agrees that the transfer or assignment of the Stock acquired pursuant hereto shall be made only in accordance with the Prospectus and all applicable laws.

(b) Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the undersigned, the undersigned does not thereby or in any other manner waive any rights granted to the undersigned under federal or state securities laws.

(c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(d) This Agreement shall be enforced, governed, and construed in all respects in accordance with the laws of the State of Nebraska without regard to its conflicts of laws provisions.

(e) Upon request from the Company, the undersigned agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Company is subject.

4. Subscription and Method of Payment. There are two payment plans from which to choose, please check the appropriate plan. The second payment plan is not available to investors located in Nebraska or Louisiana. The undersigned hereby subscribes for the Stock as follows:

Plan 1:              One payment for the full $3,000 cost of the share.

A3-1

Plan 2:              Three installments of $1,000 each, with the second and third installments due thirty and sixty days after the first installment is paid.

All subscriptions are subject to acceptance by the Company and may be rejected by the Company in its sole discretion.

A3-2

TYPE OF OWNERSHIP

(Check One)

Individual (One signature required)
Limited Liability Company
Corporation
Partnership
Other—please designate below.

Please print here the exact name (registration) investor desires for Stock.

A3-3

SIGNATURE PAGE

FOR INDIVIDUAL INVESTORS

Signature*

Social Security Number

Print or Type Name

Email Address: __________________________

Residence Address:

Executed at:*

City

State

this              day of             , 20    .

Mailing Address:

SUBSCRIPTION ACCEPTED:

Professional Veterinary Products, Ltd.

By:
Dr. Lionel L. Reilly, President

Date:
*No notary necessary

A3-4

SIGNATURE PAGE

FOR PARTNERSHIP, CORPORATE, LIMITED LIABILITY COMPANY

OR OTHER BUSINESS ENTITY INVESTORS

Name of partnership, corporation or other business entity (please print or type)

By:___________________________________________________________________

(Signature of authorized agent)*

Title: _________________________________________________________________

Taxpayer Identification No.: _______________________________________________

Email Address: ________________________________________________________

Address of Principal Partnership, Corporate or Business Office:

Mailing Address, if different:

Attention:______________________________________________________________

Executed at*                      effective this      day of             , 20    .

SUBSCRIPTION ACCEPTED:

Professional Veterinary Products, Ltd.

By:
Dr. Lionel L. Reilly, President
Date:

*No notary necessary

A3-5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fees	792.00
Legal fees and expenses	80,000.00
Blue Sky filing fees	39,000.00
Printing expenses	95,000.00
Miscellaneous expenses	3,000.00

Total	$217,792.00

All of the above items except the registration fee are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Directors, officers, employees and agents of Professional Veterinary Products, Ltd. (the “Company”) may be entitled to benefit from the indemnification provisions contained in the Company’s Articles of Incorporation and the Nebraska Business Corporation Act. The general effect of these provisions is summarized below:

The Articles of Incorporation provide that to the extent permitted by law, the Company shall indemnify any director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, including any action or suit by or in the right of the Company to procure a judgment in its favor, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise or as a trustee, officer, employee or agent of an employee benefit plan. Such indemnification shall be against expenses, including attorney fees, and except for actions by or in the right of the Company, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Generally under Nebraska law, any individual who is made a party to a proceeding because the individual is or was a director may be indemnified if the individual acted in good faith and had reasonable basis to believe that (1) in the case of conduct in the individual’s official capacity with the Company, that the individual’s conduct was in the Company’s best interests; (2) in all other cases, that the individual’s conduct was at least not opposed to the Company’s best interest; and (3) regarding any criminal proceedings, the individual had no reasonable cause to believe the individual’s conduct was unlawful. Nebraska law also extends such indemnification to officers of the Company and provides that the Company may advance expenses to a director or officer of the Company. Further, Nebraska law provides that neither a director or officer is liable for any action taken as a director or officer, or any failure to take any action, as long as the individual discharged his or her duties (1) in good faith, (2) with the care of an ordinarily prudent person in a like position would exercise under similar circumstances, and (3) in a manner the individual reasonably believes to be in the best interests of the Company.

The Articles of Incorporation also provide that to the extent permitted by law, the Company has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company against any liability asserted against such person while acting in such capacity or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability. Nebraska law provides that the Company may purchase and maintain insurance on behalf of an individual who is or was a director or officer of the Company, or who, while a director or officer of the Company, serves at the

Company’s request as a director, officer, member of a limited liability company, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by that individual in that capacity or arising from the individual’s status as a director or officer, whether or not the Company would have the power to indemnify or advance expenses under Nebraska law.

The Articles of Incorporation provide that the indemnity provided for in the Articles of Incorporation shall not be deemed to be exclusive of any other rights to which those indemnified may be otherwise entitled, nor shall the provisions of the Articles of Incorporation be deemed to prohibit the Company from extending its indemnification to cover other persons or activities to the extent permitted by law or pursuant to any provisions in the Articles of Incorporation. Under the Nebraska Business Corporation Act, the Company may provide indemnification or advance expenses to a director or officer only as permitted under Nebraska law; however, the Company may, by a provision in its articles of incorporation or bylaws, or in a resolution adopted or a contract approved by its board of directors or shareholders, obligate itself in advance of the act or omission giving rise to a proceeding to provide indemnification or advance funds under Nebraska law.

There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or agent.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

In 1996, the Company sought and received from the Securities and Exchange Commission a no-action letter, a copy of which was previously filed as Exhibit 99.1 to the registration statement filed September 7, 1999. As reflected in the no-action letter, the SEC agreed to take a no-action position that Company shares at that time did not have the characteristics of a security which needed to be registered. Among the factors leading to that conclusion were the fact that the Company has operated exclusively as a cooperative for its shareholder members. A shareholder has historically joined the Company so it could purchase goods at lower prices. With minor limitations, all sales of products were made to the shareholders. Therefore, there has been no economic benefit other than is received by the shareholders through purchase of lower priced products.

Since 1996, the Company has been provided opportunities to sell products to persons or entities other than shareholders, but has been unable to do so because of the structure described above and the representations made to the Securities and Exchange Commission. It is now the Company’s desire to sell such products to persons or entities other than shareholders and, as a result, has decided to register its shares. The following sales of Company common stock made by the Company within the past three years have been made in reliance upon, and in compliance with, the Company’s SEC no-action letter.

TITLE	AMT	DATE	PRICE	DISCOUNTS OR COMMISSIONS
Dr Ben Mays, Clinton, AR	1	Oct-98	$3000	$0
Dr Joe E Dawson, Quitman, TX	1	Oct-98	$3000	$0
Wasbasha V/S, Wabasha, MN	1	Oct-98	$3000	$0
Dr Mark Roozen, Roozen VH, Millersburg, KY	1	Oct-98	$3000	$0
Dr Gary T Old DBA Boulevard SA Clinic, Texarkana, AR	1	Oct-98	$3000	$0
Stockmans VC, North Platte, NE	1	Nov-98	$3000	$0
Town & Country VH, Winona, MN	1	Nov-98	$3000	$0
The Animal Hospital, Plainville, KS	1	Nov-98	$3000	$0
Morningside Veterinary Hospital, Sioux City, IA	1	Dec-98	$3000	$0
Kyle Animal Clinic PC, Carthage, TX	1	Dec-98	$3000	$0
Dr Warner, Meredith Warner AC, Lewisburg, TN	1	Dec-98	$3000	$0
Dr Mandel, Mandel VH, Wickliffe, OH	1	Dec-98	$3000	$0
Dr George Copeland, Clinton, SC	1	Dec-98	$3000	$0

TITLE	AMT	DATE	PRICE	DISCOUNTS OR COMMISSIONS
Gateway Equine Veterinary Clinic, Wentzville, MO	1	Dec-98	$3000	$0
Dr Richter, Cayuga Bovine Service, Auburn, NY	1	Dec-98	$3000	$0
Suburban AH, Fort Myers, FL	1	Dec-98	$3000	$0
Dr Chalfant, Great Plains VS, Hinton, OK	1	Dec-98	$3000	$0
Portland VC, Portland, IN	1	Dec-98	$3000	$0
Swine Service Unlimited Inc, Morris, MN	1	Dec-98	$3000	$0
Dr Lenington, Bluestem VC, Cedar Vale, KS	1	Dec-98	$3000	$0
The Barkemeyer Co PC, Helena, MT	1	Dec-98	$3000	$0
Verona Pet Hospital, Verona, PA	1	Jan-99	$3000	$0
Lyne Enterprises Inc, Chester, VA	1	Jan-99	$3000	$0
L-W Veterinary Asc, Washington, IA	1	Jan-99	$3000	$0
K Wade DVM DBA Appalachian AH, Piney Flats, TN	1	Jan-99	$3000	$0
K Gochenor DVM DBA Ani House Mobl VC, Logan, IA	1	Jan-99	$3000	$0
K Kackley DVM DBA Mt Sterling VC, Mt Sterling, IL	1	Jan-99	$3000	$0
J McMahon Woodward DBA Kings Park VH, Springfield, VA	1	Jan-99	$3000	$0
Riverdale VC, Muscoda, WI	1	Jan-99	$3000	$0
W Armon DBA High Ridge Animal Hospital, High Ridge, MO	1	Feb-99	$3000	$0
Wiggins Animal Hospital, Springdale, AR	1	Feb-99	$3000	$0
Stevens Point Animal Hospital, Stevens Point, WI	1	Feb-99	$3000	$0
Argyle Veterinary Service, Argyle, WI	1	Feb-99	$3000	$0
All Creatures Veterinary Clinic, Omaha, NE	1	Mar-99	$3000	$0
Nolan Rubin DVM dba Montrose Ani Health, Fairfax, VA	1	Mar-99	$3000	$0
Janet Hill DVM dba West Lake AH, Springfield, IL	1	Mar-99	$3000	$0
John Niebruegge DVM dba Kirksville SA Hosp, Kirksville, MO	1	Mar-99	$3000	$0
Valley Veterinary Clinic, Rock Valley, IA	1	Mar-99	$3000	$0
5th Ave AH, Lebanon, PA	1	Mar-99	$3000	$0
John Weiner DVM dba Dairy Performance, Elkland, PA	1	Mar-99	$3000	$0
Falls Church Animal Hospital, Falls Church, VA	1	Mar-99	$3000	$0
Kentwood Veterinary Clinic, Kentwood, LA	1	Mar-99	$3000	$0
DG Jennings DVM dba Lawrenceburg AH, Lawrenceburg, TN	1	Mar-99	$3000	$0
Renee Nodine VMD, Jonestown, PA	1	Mar-99	$3000	$0
Carolyn Woodruff DVM dba Knife River VC, Beulah, ND	1	Mar-99	$3000	$0
Matthew Stolzenburg DVM dba Cloud County VC, Concordia, KS	1	Mar-99	$3000	$0
All Creatures VS, Big Timber, MT	1	Apr-99	$3000	$0
Dr Lias Interstate VC, Brandon, SD	1	Apr-99	$3000	$0
Blaine County VS, Chinook, MT	1	Apr-99	$3000	$0
Odon VC, Odon, IN	1	Apr-99	$3000	$0
Ellis VC, Ellis, KS	1	Apr-99	$3000	$0
Panhandle VC, Chadron, NE	1	Apr-99	$3000	$0
Dr Causey Citrus AC, Lake Placid, FL	1	Apr-99	$3000	$0
North Main AH, O’Fallon, MO	1	Apr-99	$3000	$0
Dr Stephanie Benner, Sellersville, PA	1	Apr-99	$3000	$0
Livestock Veterinary Services, Kinston, NC	1	May-99	$3000	$0
Dr RL Kutter, Wichita, KS	1	May-99	$3000	$0
Dr Dixson DBA Tri-State Vet Serv & Supply, Atwood, KS	1	May-99	$3000	$0
Sugarcreek VC, Sugarcreek, OH	1	May-99	$3000	$0

TITLE	AMT	DATE	PRICE	DISCOUNTS OR COMMISSIONS
Rockwall Equine Center, Terrell, TX	1	May-99	$3000	$0
Burr Oak VS, Fremont, WI	1	May-99	$3000	$0
Hermann, Ott VC, Lakeville, MN	1	May-99	$3000	$0
Caring Hands Animal Hospital, Centrevile, VA	1	May-99	$3000	$0
Harlowton VC, Harlowton, MT	1	May-99	$3000	$0
Dr Cotterill DBA Cherryvale VC, Cherryvale, KS	1	May-99	$3000	$0
Dr Callaway DBA The Pet Clinic, Athens, TN	1	May-99	$3000	$0
Dr Garrity DBA Bluff City VS, Natchez, MS	1	May-99	$3000	$0
Dr King DBA Red Barn VC, Columbia, KY	1	May-99	$3000	$0
Amite AC, Amite, LA	1	June-99	$3000	$0
Dr Salava DBA Salava VC, Clay Center, KS	1	June-99	$3000	$0
Jacksonville Vet Hospital, Phoenix, MD	1	June-99	$3000	$0
Hansford County VH, Spearman, TX	1	June-99	$3000	$0
William Crank, Henderson, WV	1	June-99	$3000	$0
Dr Cain DBA Centeral Nebraska VS, Broken Bow	1	June-99	$3000	$0
Dr Woolsey DBA Green County Veterinary Medicine	1	June-99	$3000	$0
Animal House VC, Clarksville, TN	1	June-99	$3000	$0
Dr Randall Baker, Lewisburg, TN	1	June-99	$3000	$0
Wittenberg VC, Wittenberg, WI	1	June-99	$3000	$0
Dr Taylor-Keilholz DBA Osage Reginal VC	1	June-99	$3000	$0
Large Animal Services, Greeneville, TN	1	June-99	$3000	$0
Heartland VC, Harrisonburg, VA	1	June-99	$3000	$0
Laketown Animal Hospital, Springfield, IL	1	June-99	$3000	$0
Stow Kent Animal Hospital, Kent, OH	1	June-99	$3000	$0
Rolling Hills Veterinary Services, Cascade, IA	1	June-99	$3000	$0
Dr Westbrook DBA Westbrook AC, Little Rock, AR	1	June-99	$3000	$0

All sales were exempt from registration pursuant to a no-action letter issued by the Securities and Exchange Commission on July 12, 1996 (previously filed as Exhibit 99.1 to the Form S-1 Registration Statement No. 333-86629 filed on September 7, 1999).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description

3.1	Articles of Incorporation of Professional Veterinary Products, Ltd. (1)

3.2	Bylaws of Professional Veterinary Products, Ltd. as amended to date (8)

4.1	Certificate of Professional Veterinary Products, Ltd. (1)

4.2	Article V of the Articles of Incorporation of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered (included in Exhibit 3.1 above)

4.3	Article II of the Bylaws of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered (included in Exhibit 3.2 above)

5.1	Form of Opinion of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim (8)

10.1	Warranty Deed for real estate at 10100 J Street, Omaha, Nebraska from Professional Veterinary Products, Ltd. to Duane E. and Barbara G. Miller (1)

10.2	Warranty Deed for real estate at 10077 South 134th Street, Omaha, Nebraska from Hilltop Industrial Park to Professional Veterinary Products, Ltd. (1)

10.3	Lease of building located at 10100 J Street, Omaha, Nebraska between Professional Veterinary Products, Ltd. and Duane E. and Barbara G. Miller (1)

10.4	Construction Agreement for building at 10077 South 134th Street, Omaha, Nebraska between Professional Veterinary Products, Ltd. and Mudra Construction, Ltd. (1)

10.5	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Bayer Corporation (1)*

10.6	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Merial LLC (1)*

10.7	Select Distributors Marketing Agreement between Professional Veterinary Products, Ltd. and the Animal Health Group of Pfizer, Inc. (1)*

10.8	Supply and Distribution Agreement between Professional Veterinary Products, Ltd. and Schering-Plough Animal Health Corporation (1)*

10.9	Distributor Agreement between Professional Veterinary Products, Ltd. and The Upjohn Company (1)*

10.10	Distribution Agreement between Professional Veterinary Products, Ltd. and Fort Dodge Animal Health (1)

10.11	Purchase and Sale Agreement between Professional Veterinary Products, Ltd., AAHA Services Corporation and American Animal Hospital Association (3)

10.12	Amended and Restated Loan Agreement dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(8)

10.13	Revolving Promissory Note dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(8)

10.14	Term Promissory Note dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(8)

10.15	Security Agreement (PA Equipment) dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(8)

10.16	Security Agreement (Blanket) dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A. (8)

10.17	Security Agreement dated May 12, 2003 between ProConn, LLC and U.S. Bank, N.A.(8)

10.18	Security Agreement dated May 12, 2003 between Exact Logistics and U.S. Bank, N.A.(8)

10.19	Assignment of Lease and Rents dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.(8)

10.20	Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A.

10.21	Supplemental Executive Retirement Plan(8)

11.1	Statement re Computation of Per Share Earnings (8)

12.1	Statement re Computation of Ratios (8)

15.1	Letter re Unaudited Interim Financial Information (1)

16	Letter dated March 20, 2002 from Marvin E. Jewell & Co., P.C. to the Securities and Exchange Commission (6)

21	Subsidiaries (4)

23.1	Consent of Quick & McFarlin, P.C. (8)

23.2	Form of consent of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim (included in Exhibit 5.1 above)

24.1	Power of Attorney executed by Buddy D. Ray (5)

24.2	Power of Attorney executed by Chester L. Rawson (4)

24.3	Power of Attorney executed by Amy Lynne Hinton (4)

24.4	Power of Attorney executed by Steven E. Wright (5)

24.5	Power of Attorney executed by Michael B. Davis (5)

24.6	Power of Attorney executed by Tom Latta (8)

24.7	Power of Attorney executed by G.W. Buckaloo (8)

24.8	Power of Attorney executed by William Swartz (8)

27.1	Financial Data Schedule (2)

99.1	No Action letter issued by Securities and Exchange Commission on July 12, 1996 (1)

99.2	Schedule of Allowances (8)

(1)	Previously filed as exhibits to the Form S-1 Registration Statement No, 333-86629 filed on September 7, 1999.
(2)	Previously filed as exhibits to the Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement No 333-86629 filed on October 19, 1999.
(3)	Previously filed as exhibits to the Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on November 3, 2000.
(4)	Previously filed as exhibits to the Form S-1 Registration Statement No. 333-72962 filed on November 8, 2001.
(5)	Previously filed as exhibits to the Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-72962 filed on February 4, 2002.
(6)	Previously filed as exhibits to the Pre-Effective Amendment No. 2 to the Form S-1 Registration Statement No. 333-72962 filed on June 5, 2002.
(7)	Previously filed as exhibits to the Pre-Effective Amendment No. 5 to the Form S-1 Registration Statement No. 333-72962 filed on August 21, 2002.
(8)	Filed herewith.
(*)	Portions of this exhibit have been redacted pursuant to a request for confidential treatment granted by the Securities and Exchange Commission.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form 5-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska on this 29th day of August, 2003.

PROFESSIONAL VETERINARY PRODUCTS, LTD.

By:
Dr. Lionel L. Reilly
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities of Professional Veterinary Products, Ltd. on the 29th day of August, 2003.

Signature	Capacity

Dr. Lionel L. Reilly	President

Neal B. Soderquist	Chief Financial Officer

* Dr. Buddy D. Ray	Director

* Dr. William Swartz	Director

* Dr. G.W. Buckaloo, Jr.	Director

* Dr. Steven E. Wright	Director

* Dr. Michael B. Davis	Director

* Dr. Amy Lynne Hinton	Director

* Dr. Chester L. Rawson	Director

* Dr. Tom Latta	Director

*By:
Dr. Lionel L. Reilly
As: Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Incorporation of Professional Veterinary Products, Ltd.(1)

3.2	Bylaws of Professional Veterinary Products, Ltd. as amended to date (1)

4.1	Certificate of Professional Veterinary Products, Ltd.(1)

4.2	Article V of the Articles of Incorporation of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered (included in Exhibit 3.1 above)

4.3	Article II of the Bylaws of Professional Veterinary Products, Ltd., which defines the rights of holders of the securities being registered (included in Exhibit 3.2 above)

5.1	Form of Opinion of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim LLP (7)

10.1	Warranty Deed for real estate at 10100 J Street, Omaha, Nebraska from Professional Veterinary Products, Ltd. to Duane E. and Barbara G. Miller(1)

10.2	Warranty Deed for real estate at 10077 South 134th Street, Omaha, Nebraska from Hilltop Industrial Park to Professional Veterinary Products, Ltd.(1)

10.3	Lease of building located at 10100 J Street, Omaha, Nebraska between Professional Veterinary Products, Ltd. and Duane E. and Barbara G. Miller(1)

10.4	Construction Agreement for building at 10077 South 134th Street, Omaha, Nebraska between Professional Veterinary Products, Ltd. and Mudra Construction, Ltd.(1)

10.5	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Bayer Corporation(1)*

10.6	Sales Agency Agreement between Professional Veterinary Products, Ltd. and Merial LLC(1)*

10.7	Select Distributors Marketing Agreement between Professional Veterinary Products, Ltd. and the Animal Health Group of Pfizer, Inc.(1)*

10.8	Supply and Distribution Agreement between Professional Veterinary Products, Ltd. and Schering-Plough Animal Health Corporation(1)*

10.9	Distributor Agreement between Professional Veterinary Products, Ltd. and The Upjohn Company(1)*

10.10	Distribution Agreement between Professional Veterinary Products, Ltd. and Fort Dodge Animal Health(1)

10.11	Purchase and Sale Agreement between Professional Veterinary Products, Ltd., AAHA Services Corporation and American Animal Hospital Association (3)

10.12	Amended and Restated Loan Agreement dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A.(8)

10.13	Revolving Promissory Note dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A. (8)

10.14	Term Promissory Note dated May 12, 2003 between Professional Veterinary Products, Ltd., ProConn, LLC, Exact Logistics, LLC and U.S. Bank, N.A. (8)

10.15	Security Agreement (PA Equipment) dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A. (8)

10.16	Security Agreement (Blanket) dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A. (8)

10.17	Security Agreement dated May 12, 2003 between ProConn, LLC and U.S. Bank, N.A.(8)

10.18	Security Agreement dated May 12, 2003 between Exact Logistics and U.S. Bank, N.A.(8)

10.19	Assignment of Lease and Rents dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A. (8)

10.20	Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing dated May 12, 2003 between Professional Veterinary Products, Ltd. and U.S. Bank, N.A. (8)

10.21	Supplemental Executive Retirement Plan(8)

11.1	Statement re Computation of Per Share Earnings(8)

12.1	Statement re Computation of Ratios(8)

15.1	Letter re Unaudited Interim Financial Information(1)

16	Letter dated March 20, 2002 from Marvin E. Jewell & Co., P.C. to the Securities and Exchange Commission (6)

21	Subsidiaries (4)

23.1	Consent of Quick & McFarlin, P.C. (8)

23.2	Form of consent of Baird, Holm, McEachen, Pedersen, Hamann & Strasheim (included in Exhibit 5.1 above)

24.1	Power of Attorney executed by Buddy D. Ray(5)

24.2	Power of Attorney executed by Chester L. Rawson(4)

24.3	Power of Attorney executed by Amy Lynne Hinton(4)

24.4	Power of Attorney executed by Steven E. Wright(5)

24.5	Power of Attorney executed by Michael B. Davis(5)

24.6	Power of Attorney executed by Tom Latta (8)

24.7	Power of Attorney executed by G.W. Buckaloo(8)

24.8	Power of Attorney executed by William Swartz (8)

27.1	Financial Data Schedule(2)

99.1	No Action letter issued by Securities and Exchange Commission on July 12, 1996(1)

99.2	Schedule of Allowances(8)

(1)	Previously filed as exhibits to the Form S-1 Registration Statement No. 333-86629 filed on September 7, 1999.
(2)	Previously filed as exhibits to the Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on October 19, 1999.
(3)	Previously filed as exhibits to the Post-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-86629 filed on November 3, 2000.
(4)	Previously filed as exhibits to the Form S-1 Registration Statement No. 333-72962 filed on November 8, 2001.
(5)	Previously filed as exhibits to the Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement No. 333-72962 filed on February 4, 2002.
(6)	Previously filed as exhibits to the Pre-Effective Amendment No. 2 to the Form S-1 Registration Statement No. 333-72962 filed on June 5, 2002.
(7)	Previously filed as exhibits to the Pre-Effective Amendment No. 5 to the Form S-1 Registration Statement No. 333-72962 filed on August 21, 2002.
(8)	Filed herewith.
(*)	Portions of these exhibits have been redacted pursuant to a request for confidential treatment which was granted by the Securities and Exchange Commission.